Form 10-K, Exhibit 13
period 1996-12-31
NGC CORP
filed 1997-03-31
CIK 879215

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                   26
Report of Independent Public Accountants                                39
Management's Responsibility for Financial Statements                    39
Consolidated Balance Sheets                                             40
Consolidated Statements of Operations                                   41
Consolidated Statements of Cash Flows                                   42
Consolidated Statements of Changes in Stockholders' Equity              43
Notes to Consolidated Financial Statements                              44
Financial Summary                                                       63
Corporate Information                                                   64
Officers and Directors                                   Inside Back Cover


KEY TERMS AND DEFINITIONS


Defined below are some of the industry terms used in this report.

VOLUMETRIC ABBREVIATIONS

Bbl .................................................................... barrel
Bpd ........................................................... barrels per day
Mbpd ................................................. thousand barrels per day
Mgals .................................................... thousands of gallons
MMgals .................................................... millions of gallons
Mcf ....................................................... thousand cubic feet
Bcf ........................................................ billion cubic feet
Bcf/d .............................................. billion cubic feet per day

INDUSTRY TERMS

FEEDSTOCK. Material introduced into a plant for processing another product.

FIELD PLANT. A gas processing plant, typically situated adjacent to a gas field, that provides services such as gathering, compression, transportation and processing to the producers in the field.

FRACTIONATION. The process of separating propane, butane, ethane, etc. from the hydrocarbon stream.

GROSS NGL PRODUCTION. The total volume of natural gas liquids extracted from a natural gas stream by a gas processing plant, adjusted for the Company's ownership percentage in the plant.

MARKET HUB. A strategic location where several pipelines interconnect. It is used by shippers for gaining access to multiple natural gas markets.

MEGAWATT HOUR. A unit of measurement that represents one million watt-hours, or the amount of electricity needed to light 10,000 100-watt light bulbs for one hour.

NATURAL GAS LIQUIDS (NGL). The liquid hydrocarbons ethane, propane, normal butane, isobutane and natural gasoline typically contained in a natural gas production stream and used principally as feedstocks for the petrochemical and the petroleum refining industries, and as heating and engine fuel.

NET NGL PRODUCTION. Gross NGL production less volumes taken in-kind.

OPEN ACCESS. Transportation services on pipelines or electric transmission systems that are available to all shippers on a nondiscriminatory basis.

REVERSE TOLLING. Supplying electric power to a generation facility and taking the fuel in exchange.

STRADDLE PLANT. A gas processing plant situated on a third-party natural gas pipeline.

TOLLING. Supplying fuel to a power generation facility to generate electric power for a fee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Company is a leading North American marketer of natural gas, natural gas liquids (NGL), crude oil and power, and is engaged in natural gas gathering, processing and transportation through ownership and operation of natural gas processing and fractionation plants; NGL storage, barge and terminaling facilities; and natural gas, NGL and crude oil pipelines. Acting in the role of a large-scale aggregator, processor, marketer and reliable supplier of multiple energy products and services, NGC has evolved into a reliable energy commodity and service provider. Through joint ventures in both Canada and the United Kingdom, the Company has expanded geographically its vision of providing customers with multiple energy commodity needs combined with cost-effective products and value-added services.
  From inception of operations in 1984 until 1990, Natural Gas Clearinghouse (Clearinghouse) limited its activities primarily to natural gas marketing. Starting in 1990, Clearinghouse began expanding its core business operations through acquisitions and strategic alliances with certain of its stockholders. In 1994, Clearinghouse initiated gas gathering, processing and marketing operations in Canada through Novagas Clearinghouse, Ltd. (NCL), a joint venture with NOVA Corporation (NOVA). Also in 1994, the Company began energy marketing operations in the United Kingdom through Accord Energy Limited (Accord). Effective March 1, 1995, Clearinghouse and Trident NGL Holding, Inc., a fully integrated natural gas liquids company, merged, and the combined entity was renamed NGC Corporation (Trident Combination). On August 31, 1996, NGC completed a strategic combination with Chevron U.S.A. Inc. and certain Chevron affiliates (collectively Chevron) whereby substantially all of Chevron's midstream assets were merged with NGC (Chevron Combination). By virtue of the growth of NGC's core businesses combined with the synergies derived from the aforementioned transactions, NGC has established itself as an industry leader, providing reliable, competitively priced energy products and services to customers throughout North America and the United Kingdom.

RECENT DEVELOPMENTS

On February 18, 1997, NGC announced that it had signed a merger agreement to acquire Destec Energy, Inc. (Destec), a leading independent power producer
(IPP), in a deal valued at $1.27 billion, or $21.65 per share of Destec common stock. Simultaneous with this acquisition, NGC will sell Destec's international facilities and operations to The AES Corporation for $407 million, inclusive of cash and monetizable assets. Closing of this transaction is expected to occur by the end of the second quarter of this year. NGC intends to finance the transaction with interim financing provided by commercial banks from its existing bank-credit group and existing cash. The balance of the interim financing is expected to be retired from a combination of sales of nonstrategic Destec assets within six to 12 months of closing of the merger, long-term debt and a common and/or preferred stock issuance. Destec currently operates 20 power generation facilities in key energy markets across the United States, as well as five international projects.
  On January 1, 1997, the Company divested itself of the Mont Belvieu I fractionator in accordance with an agreement reached with the Federal Trade Commission (FTC) related to the Chevron Combination. The Company realized a small after-tax gain in 1997 related to the sale.
  In October 1996, the Company and NOVA announced their intention to restructure the companies' Canadian natural gas operations. Under the agreement, NGC will assume full control of NCL's gas and gas liquids marketing businesses. NGC and NOVA will pursue separate midstream asset businesses in Canada. This restructuring may also result in amendments to, or termination of, various agreements between NCL and the Company or NOVA, including their respective affiliates. NOVA will also own 100 percent of Pan-Alberta, which is currently a subsidiary of NCL. NGC will operate its Canadian operations under the name of NGC Canada, Inc. The transaction is expected to close by April 30, 1997.
  In early 1997, British Gas completed a restructuring with Centrica plc (Centrica) being demerged from British Gas and British Gas being renamed
BG plc. Centrica became the Company's joint venture partner in Accord, while BG now holds the approximate 26-percent stake in NGC's common stock formerly held by British Gas.

  Effective March 2, 1997, Centrica and the Company signed an agreement in which they stated their intent to restructure Accord by converting certain common stock interests in Accord to participating preferred stock interests. After closing, which is expected to occur in the second quarter of 1997, Centrica and the Company will own 75 percent and 25 percent, respectively, of the participating preferred stock of Accord. The participating preferred stock will have (a) the right to receive cumulative dividends on a priority to other corporate distributions by Accord, and (b) limited voting rights. In addition, Centrica will have the option to purchase the Company's participating preferred stock interest at any time after July 1, 2000, and the Company will have the right to acquire Centrica's participating preferred interest during the period from January 1, 2001, through March 1, 2001, at formula-based prices as defined in the agreement. As part of the reorganization, NGC UK will assume control of Accord's existing crude oil marketing business. The restructuring is contingent upon certain U.K. regulatory approvals.

BUSINESS SEGMENTS

NGC's operations are reported in two segments: the Natural Gas and Power Marketing Segment (Marketing) and the Natural Gas Liquids, Crude Oil and Gas Transmission Segment (Liquids). Marketing consists of subsidiaries engaged in the business of: contracting to purchase specific volumes of natural gas from suppliers at various points of receipt to be supplied over a specific period of time; aggregating natural gas supplies and arranging for the transportation of these gas supplies through proprietary and third-party transmission systems; negotiating the sale of specific volumes of natural gas over a specific period of time to local distribution companies, utilities, power plants and other end-users; and matching natural gas receipts and deliveries based on volumes required by customers. Marketing also includes the operations of Electric Clearinghouse, Inc. (ECI), a provider of electric power products and services in the United States. Liquids consists of subsidiaries engaged in the following businesses: natural gas gathering, processing and fractionation; NGL marketing; natural gas transmission; and crude oil marketing. The Liquids segment also includes the operations of NGC Global Energy, Inc.

UNCERTAINTY OF FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Report contains various forward-looking statements and information that are based on management's beliefs, as well as assumptions made by, and information currently available to, management. When used in this document, words such as "anticipate," "estimate," "project," and "expect" are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on NGC's results of operations and financial condition are: (i) competitive practices in the industries in which NGC competes, (ii) fluctuations in energy commodity prices, which have not been fully hedged or which are inconsistent with NGC's open position in its energy marketing activities,
(iii) environmental liabilities to which NGC may become subject in the future which are not covered by indemnity or insurance, and (iv) the impact of current and future laws and governmental regulations (particularly environmental regulations) affecting the energy industry in general and NGC's operations in particular.

IMPACT OF PRICE FLUCTUATIONS

Marketing's operating margin, exclusive of risk-management activities, is relatively insensitive to commodity price fluctuations since most of this segment's purchase and sales contracts do not contain fixed-price provisions. Generally, the prices contained in these contracts are tied to a current spot or index price and, therefore, adjust directionally with changes in overall market conditions. Commodity price fluctuations can, however, have a significant impact on the operating margin derived from the segment's risk-management activities. NGC generally attempts to balance its fixed-price physical and financial purchase and sales contracts in terms of contract volumes, and the timing of performance and delivery obligations. However, to the extent a net open position exists, NGC is exposed to the risk that fluctuating market prices may adversely impact its financial position or results of operations. The net open position is actively managed, and the impact of a change in price on the Company's financial condition at a point in time is not necessarily indicative of the impact of price movements throughout the year. At December 31, 1996, a $0.10 increase or decrease in the price of natural gas would have impacted net income by approximately $2.3 million either favorably or unfavorably. The impact of the $0.10 price movements referred to above is before application of market reserves, which would likely reduce the after-tax earnings impact of these price movements.
  Operating margins associated with the Liquids segment's natural gas gathering, processing and fractionation activities are sensitive to changes in NGL prices principally as a result of the contractual terms under which products are sold by these businesses. However, the Liquids segment's operating margin is relatively insensitive to fluctuations in natural gas prices as a result of the mitigating impact of fuel costs and residue gas sales. In order to manage its exposure to price risks in the marketing of NGL and crude oil, the Company, from time to time, will enter into financial instrument contracts to hedge purchase and sale commitments and/or inventories.

SEASONALITY

NGC's revenue and operating margin are subject to fluctuations during the year primarily due to the impact certain seasonal factors have on sales volumes and the prices of natural gas, NGL and crude oil. Marketing's sales volumes and operating margin are typically higher in the winter months than in the summer months, reflecting increased demand due to greater heating requirements and, typically, higher natural gas prices. The Liquids segment is also subject to seasonal factors; however, such factors typically have a greater impact on sales prices than on sales volumes. NGL prices typically increase during the winter season due to greater heating requirements. The Company's wholesale propane business typically experiences higher volumes and prices in the fall and winter months due to greater demand for crop-drying and space-heating requirements.

EFFECT OF INFLATION

Although NGC's operations are affected by general economic trends, management does not believe inflation has had a material effect on the Company's results of operations.

RESULTS OF OPERATIONS

                             [GRAPH APPEARS HERE]

The following discussion of NGC's financial position, results of operations and cash flows as of and for each of the years ended December 31, 1996, 1995 and 1994, respectively, is impacted by the strategic combinations previously discussed. Specifically, the comparability of results between periods is materially impacted as a result of both the Chevron and Trident Combinations (collectively Combinations). The Combinations were each accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed in each transaction based on their estimated fair values as of the effective dates of each merger. The results of operations and cash flows presented in the consolidated financial statements contained elsewhere herein include the results of the acquired operations as of the effective dates of each merger. The Chevron Combination was effective September 1, 1996, and the Trident Combination was effective March 1, 1995. The consolidated statements of operations and of cash flows for the year ended December 31, 1994, reflect the operating results and cash flows of Clearinghouse.

Year Ended December 31, 1996, Compared with Year Ended December 31, 1995

Normalized net income for the year ended December 31, 1996, totaled $115.8 million, or $0.85 per share, reflecting a $67.7 million improvement over 1995's normalized results of $48.1 million, or $0.43 per share. Normalized results for 1996 are exclusive of a $2.5 million, $0.02 per share, charge associated with the Company's relocation to its new downtown headquarters while 1995's normalized results are exclusive of a $45.7 million, $0.40 per share, income tax benefit related to the Trident Combination and a $1.1 million, $0.01 per share, charge associated with tornado damage at a gas processing facility. The significant enhancement in normalized earnings is generally reflective of across-the-board improvement in all of NGC's businesses, as well as the incremental impact of the Combinations. NGC's reported net income for the year ended December 31, 1996, increased to $113.3 million, or $0.83 per share, compared with $92.7 million, or $0.82 per share, for the comparable 1995 period.

Operating Margin

                                                        Years Ended December 31,
                                                        ------------------------
($ in millions)                                           1996    1995    1994
--------------------------------------------------------------------------------
  Natural Gas and Power Marketing Segment              $ 103.6  $ 63.8  $ 78.4

  Natural Gas Liquids, Crude Oil
    and Gas Transmission Segment:
    Natural Gas Processing - Field Plants                122.8    48.9    12.1
                             Straddle Plants              42.2    26.9     1.4
    Fractionation (1)                                     20.2    15.2       -
    NGL Marketing                                         48.4    21.7     3.0
    Crude Oil Marketing                                   11.6     3.5     2.4
    Natural Gas Transmission                              18.1    11.9     1.8
    Other                                                  2.6     2.8       -
                                                       -------  ------  ------
                                                         265.9   130.9    20.7
                                                       -------  ------  ------
  Total Operating Margin                               $ 369.5  $194.7  $ 99.1
================================================================================
(1) Excludes earnings from Gulf Coast Fractionators accounted for by the equity method.

  Consolidated operating margin totaled $369.5 million for the year ended December 31, 1996, compared with $194.7 million during the comparable 1995 period. Marketing's operating margin increased $39.8 million to $103.6 million principally as a result of higher margins earned during the first quarter of 1996 as a result of the extreme cold weather during that period. Liquids' operating margin of $265.9 million in 1996 exceeded 1995's operating margin by $135.0 million principally as a result of improved commodity prices period to period, and increased volumes resulting principally from the incremental impact of the assets acquired in the Combinations. Consolidated operating income totaled $197.8 million in 1996, compared with $81.7 million for the equivalent 1995 period, reflecting an increase of $116.1 million. The aforementioned increase in consolidated operating margin of $174.8 million was partially offset by increases in both depreciation and amortization, and general and administrative expenses. Depreciation and amortization expense increased $26.8 million period to period, reflecting the incremental asset inv estment by the Company occurring principally as a result of the

Combinations. The $32.0 million increase in general and administrative expenses period to period is reflective of the expansion of the Company's operations principally as a result of the Combinations.
  The Company's equity in the earnings of its unconsolidated affiliates totaled $28.1 million for the year ended December 31, 1996, compared with $21.1 million reported in 1995. The $7.0 million increase in equity earnings reflects increased earnings accruing to the Company's interest in Gulf Coast Fractionators (GCF) period to period, combined with incremental equity earnings arising from the Company's 1996 investments in the West Texas LPG Pipeline Partnership and the Venice Gas Processing Company, respectively, two partnership affiliations between NGC and Chevron. NCL and Accord contributed an aggregate $20.7 million to pre-tax earnings in 1996, as compared with $19.2 million in the comparable 1995 period. Aggregate sales volumes for NCL and Accord averaged 3.7 Bcf/d for the year ended December 31, 1996, compared with 2.6 Bcf/d during 1995.
  Interest expense increased to $46.2 million in 1996, as compared with $32.4 million in the comparable 1995 period. The increase is reflective of higher outstanding debt balances period to period, resulting primarily from debt assumed in conjunction with the Combinations, and long-term borrowings for capital expenditures and investments in unconsolidated affiliates.
  Other income and expenses, net, of $10.0 million reported for the year ended December 31, 1996, includes a $4.0 million charge associated with the Company's relocation to its new downtown headquarters, $0.7 million in minority interests in certain majority-owned subsidiaries and other miscellaneous nonrecurring costs and expenses. Other income and expenses, net, of $5.1 million reported for the year ended December 31, 1995, includes a $1.8 million pre-tax charge for tornado damage at a gas processing plant, $2.4 million in minority interests in certain majority-owned subsidiaries and other miscellaneous nonrecurring costs and expenses.
  The Company reported an income tax provision of $56.3 million on pre-tax earnings of $169.6 million, resulting in an effective income tax rate for the year ended December 31, 1996, of approximately 33 percent. Differences between a statutory rate of 35 percent and the 1996 effective rate are primarily attributed to permanent differences associated with certain foreign equity investments and state income taxes. For the year ended December 31, 1995, the Company reported an income tax benefit of $27.5 million on pre-tax income of $65.2 million. During the first quarter of 1995, the Company recognized a $45.7 million income tax benefit in connection with the Trident Combination. The income tax benefit, which can be used to reduce NGC's future income tax liabilities, was a result of the recognition of the excess tax basis held by certain Clearinghouse partners. After giving effect to the one-time benefit, the 1995 income tax provision totaled $18.2 million, resulting in an effective rate of 28 percent. The difference between the effective rate and the statutory rate is primarily attributed to precombination earnings of Clearinghouse that were predominantly taxed as partnership income, permanent differences associated with certain foreign equity investments and state income taxes.

Natural Gas and Power Marketing Segment

                                                       Years Ended December 31,
                                                     ---------------------------
                                                        1996    1995    1994
--------------------------------------------------------------------------------
Natural Gas Marketing
  Average sales volume (Bcf/d):
    U.S.(1)                                              4.3     3.5     3.5
    Canada(2)                                            3.1     2.3     0.5
    U.K.(3)                                              0.6     0.3       -
                                                     -------  ------  ------
                                                         8.0     6.1     4.0
                                                     =======  ======  ======
Power Marketing
  Million megawatt hours sold                           14.9     3.5
================================================================================

(1) Includes 0.1 Bcf/d in intercompany gas sales for the years ended December 31, 1996 and 1995, respectively.
(2) Represents volumes marketed through NGC's Canadian affiliate, NCL.
(3) Represents volumes marketed through NGC's U.K.
    affiliate, Accord.

Marketing reported an operating margin of $103.6 million for the year ended December 31, 1996, compared with $63.8 million for the comparable 1995 period. Domestic natural gas marketing volumes increased to 4.3 Bcf/d during 1996, an increase of 0.8 Bcf/d over the gas marketing volumes sold in 1995. Further, domestic gas marketing volumes sold during the fourth quarter of 1996 totaled 6.1 Bcf/d, a 2.4 Bcf/d increase over the comparable 1995 period, reflecting incremental market share attained principally as a result of the Chevron Combination. In addition to the increase in marketed volumes period to period, improvement in both physical and risk-management margins in 1996, as compared with 1995, enhanced overall segment operating results. The improved physical and risk-management margins period to period principally reflect a combination of high margins realized during the first quarter of 1996 as a result of extremely cold weather which geographically reduced available gas supplies. In addition, lower margins were realized during the first half of 1995 as a result of lower demand and increased competition, which more than offset the strong margins realized by the segment in the fourth quarter of 1995. Included in 1995's operating margin is $6.8 million related to a service agreement between NGC Futures, Inc. (NGCF), a wholly owned subsidiary of NGC and NCL, whereby NGCF provided NCL and its affiliates with natural gas marketing and risk-management services. As a result of this service agreement, NGC and its subsidiaries shared disproportionately in NCL's economic returns resulting from the services provided. There were no amounts reflected in Marketing's margin in 1996 relating to this agreement.
  ECI improved its sales volumes dramatically during 1996, selling 14.9 million megawatt hours during the period, compared with 3.5 million megawatt hours sold in 1995. ECI also improved its per unit margins period to period principally as a result of an improved operating environment resulting from the continued deregulation of the electric power industry.

Natural Gas Liquids, Crude Oil and Gas Transmission Segment


                                                      Years Ended December 31,
                                                    ----------------------------
(Mbpd)                                                  1996    1995    1994
--------------------------------------------------------------------------------
  Natural Gas Processing (Gross Volumes)
    Field Plants                                        57.4    38.7    10.9
    Straddle Plants                                     36.9    34.1     5.5
                                                      ------  ------  ------
      Total                                             94.3    72.8    16.4
                                                      ======  ======  ======

  Fractionation(1)                                     169.1    95.0       -
    NGL Marketing                                      245.0   120.6    23.7
    Crude Oil Marketing                                106.0    60.9    47.4
================================================================================
(1)  Excludes volumes from Gulf Coast Fractionators.

Reported operating margin for the Liquids segment of $265.9 million for the year ended December 31, 1996, compares with $130.9 million for the equivalent 1995 period, reflecting an increase of $135.0 million. The two-fold growth in the segment's results is reflective of improvement in all business lines, and is particularly reflective of improved gas processing margins, growth in the NGL and crude oil marketing businesses, and the substantial volume increase effect and synergies realized as a result of the Combinations. Gas processing's operating margin improved in excess of 117 percent period to period, reflecting a combination of an overall improvement in 1996 of the commodity price environment combined with a 30 percent increase in volumes processed per day during the year. Fourth quarter 1996 volumes processed per day of 140.9 thousand barrels increased 87 percent over the comparable 1995 period's production principally reflecting the impact of the Chevron Combination. Eighty-two percent of the NGL volumes processed at the Company's field plants during 1996 were processed under percentage-of-proceeds contracts whereby NGC and the producer share in the proceeds from the sale of NGL extracted from the gas stream and the residue gas. The balance was processed under keep-whole contracts. Eighty-seven percent of the NGL volumes processed during 1996 at the Company's straddle plant were processed under keep-whole contracts, where NGC compensates the natural gas supplier for the energy content removed from the gas stream, and the balance was processed under percentage-of-proceeds contracts. Due to the integrated nature of NGC's operations, from time to time the Company may reduce volumes processed at its straddle plants in order to make additional sales of natural gas. In addition, the Company maintains an active hedging program intended to protect the Company from commodity-price risk. The segment's fractionation operations improved its operating margin by 33 percent principally as a result of the acquisition of a fractionator as part of the Chevron Combination. As discussed previously, on January 1, 1997, the Company divested itself of the Mont Belvieu I fractionator as part of the agreement reached with the FTC. Volumes sold by the segment's NGL marketing operations increased 103 percent in 1996, as compared to volumes sold in 1995. During the fourth quarter of 1996, the Company sold approximately 432 Mbpd of NGL, a 184 percent increase over the comparable 1995 period, reflecting the incremental impact of the Chevron Combination. In addition to the significant volume increases discussed previously, commodity prices were also a factor in achieving the more than 120 percent improvement in NGL marketing's operating margin. Crude oil marketing's operating margin improved 231 percent period to period, reflecting a 74 percent increase in volumes sold, as well as a significant improvement in per unit sales margins. Natural gas gathering and transmission improved its operating margin by 52 percent in 1996, as compared with 1995, principally as a result of the inclusion of a full year's operations of the Ozark Gas Transmission System, which was acquired at mid-year 1995, improved operations on other pipelines period to period and the addition of pipeline facilities acquired in 1996.

YEAR ENDED DECEMBER 31, 1995, COMPARED WITH YEAR ENDED DECEMBER 31, 1994

NGC's net income for the year ended December 31, 1995, increased to $92.7 million, or $0.82 per share, compared with $42.1 million for Clearinghouse in the comparable 1994 period. Net income for the 1995 period includes a nonrecurring income tax benefit of $45.7 million, or $0.40 per share, related to the Trident Combination and an after-tax charge of $1.1 million, or $0.01 per share, related to tornado damage at a gas processing plant. Income before income taxes totaled $65.2 million for the year ended December 31, 1995, a $21.1 million increase over the comparable 1994 period.
  Operating margin was $194.7 million in 1995, compared with $99.1 million in 1994, an increase of $95.6 million. The increase reflects improvement in the Liquids operating margin of $110.2 million, offset by a $14.6 million decline in Marketing's operating margin. Operating income was $81.7 million in 1995, compared with $42.9 million for the equivalent 1994 period, an increase of $38.8 million. Increases in both operating margin and operating income are generally attributable to the Trident Combination.
  The Company's equity in the earnings of its unconsolidated affiliates totaled $21.1 million for the year ended December 31, 1995, more than five times the earnings recognized in the comparable 1994 period. NCL and Accord, which both began significant operations during the latter half of 1994, contributed an aggregate $19.2 million to pre-tax earnings in 1995, as compared with $3.2 million in 1994. Aggregate sales volumes for NCL and Accord, which averaged 2.6 Bcf/d for the year and 3.6 Bcf/d for the quarter ended December 31, 1995, respectively, reflect NGC's growing international market share. The remaining $1.9 million of equity earnings for the year ended December 31, 1995, was primarily attributable to the Company's 38.75 percent ownership interest in GCF.
  Interest expense increased to $32.4 million in 1995, as compared with $2.4 million in the comparable 1994 period. The increase is reflective of higher outstanding debt balances resulting primarily from debt assumed in conjunction with the Trident Combination and long-term borrowings for capital expenditures and investments in unconsolidated affiliates made during 1995.
  Other income and expenses, net, of $5.1 million reported for the year ended December 31, 1995, includes a $1.8 million pre-tax charge for tornado damage at a gas processing plant, $2.4 million in minority interests in certain majority-owned subsidiaries and other miscellaneous nonrecurring costs and expenses. Amounts reported in the comparable 1994 period were immaterial.
  The Company reported an income tax benefit of $27.5 million on pre-tax income of $65.2 million for the year ended December 31, 1995, which compares with an income tax provision of $2.0 million on pre-tax income of $44.1 million for the comparable 1994 period. Reported results for 1994 do not include a provision for federal income tax, other than minimal amounts on taxable income of Clearinghouse's corporate subsidiaries, as the majority of Clearinghouse's earnings for the period were taxed as partnership income.
During the first quarter of 1995, the Company recognized a $45.7 million income tax benefit in connection with the Trident Combination. The income tax benefit that can be used to reduce NGC's future income tax liabilities was a result of the recognition of the excess tax basis held by certain
Clearinghouse partners. After giving effect to the one-time benefit, the 1995 income tax provision totaled $18.2 million, an effective rate of 28 percent.
The difference between the effective rate and the statutory rate is primarily attributed to precombination earnings of Clearinghouse that were predominantly taxed as partnership income, permanent differences associated with certain foreign equity investments and state income taxes.

NATURAL GAS AND POWER MARKETING
Marketing reported an operating margin of $63.8 million for the year ended December 31, 1995, compared with $78.4 million for the comparable 1994 period. Although domestic natural gas marketing volumes were essentially constant between the two periods, gas marketing margins were lower in 1995, as compared with 1994, principally due to strong risk-management margins and exceptionally strong physical gas marketing margins achieved in the first quarter of 1994 as a result of strong demand created by significantly colder weather in that period. Also, physical gas marketing margins were lower during the first half of 1995, resulting from decreased demand due to moderate temperatures and increased competition. Marketing's strong fourth quarter 1995 operating margin of $27.4 million, which was $9.7 million higher than the comparable 1994 period, was not enough to offset the lower operating margin realized in the first half of 1995. Included in 1995's operating margin is $6.8 million related to a service agreement between NGCF and NCL, whereby NGCF provided NCL and its affiliates with natural gas marketing and risk-management services.

NATURAL GAS LIQUIDS, CRUDE OIL AND GAS TRANSMISSION
Liquids reported an operating margin of $130.9 million for the year ended December 31, 1995, compared with $20.7 million for the equivalent 1994 period. Financial results for 1995 were positively impacted by the Trident Combination and the synergies realized from that acquisition, the acquisition and efficient operation of the Ozark Gas Transmission System and improved liquids processing margins. Natural gas processing volumes and NGL marketing sales volumes increased substantially in 1995, compared with 1994, principally as a result of the Trident Combination. The Company also acquired all of its fractionation capacity in the Trident Combination.

FIRST QUARTER 1997 EXPECTED RESULTS
NGC anticipates that first quarter 1997 results will be substantially below the $0.26 per share reported in the first quarter of 1996. The lower earnings expectation results principally from the precipitous drop in natural gas liquids prices during the quarter that significantly decreased operating margins in the Company's natural gas liquids marketing and gas processing businesses. Further, the Company expects to record a lower-of-cost-or-market write-down of its natural gas liquids inventory at March 31, 1997, also as a result of the drop in natural gas liquids prices during the period.

PRO FORMA FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
The pro forma information provided on the next page gives effect to the Trident Combination as if it had occurred on January 1, 1994, and, accordingly, combines the activities of both Clearinghouse and Trident for each period. These pro forma results do not give effect to any cost savings expected as a result of the Trident Combination. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the Trident Combination occurred at the beginning of the periods presented, nor does it purport to indicate the future results of the Company.

Natural Gas and Power Marketing Segment

                                                     Years Ended December 31,
                                                  ------------------------------
                                                           1995     1994
--------------------------------------------------------------------------------
Natural Gas Marketing
    Average sales volume (Bcf/d):
    U.S.(1)                                                 3.5      3.5
    Canada(2)                                               2.3      0.5
    U.K.(3)                                                 0.3        -
                                                         ------   ------
  Total                                                     6.1      4.0
                                                         ------   ------
    Power Marketing
    Million megawatt hours sold                             3.5        -
================================================================================
(1) Includes 0.1 Bcf/d in intercompany gas sales for the year ended December 31, 1995.
(2) Represents volumes marketed through NGC's
    Canadian affiliate, NCL.
(3) Represents volumes marketed through NGC's U.K.
    affiliate, Accord.

Natural Gas Liquids, Crude Oil and Gas Transmission Segment

                                                     Years Ended December 31,
                                                  ------------------------------
(Mbpd)                                                     1995     1994
--------------------------------------------------------------------------------
Natural Gas Processing (Gross Volumes)
    Field Plants                                           44.0     45.7
    Straddle Plants                                        40.0     36.2
  Fractionation (1)                                       134.5    135.1
  NGL Marketing                                           136.1    119.3
  Crude Oil Marketing                                      60.9     47.4
================================================================================
(1) Excludes volumes from Gulf Coast Fractionators.

Operating Margin

                                                     Years Ended December 31,
                                                  ------------------------------
                                                           1995     1994
--------------------------------------------------------------------------------
Natural Gas and Power Marketing                          $ 63.8   $ 78.4
Natural Gas Liquids, Crude Oil and Gas Transmission:
Natural Gas Processing
    Field Plants                                           55.3     57.4
    Straddle Plants                                        30.9     16.5
 Fractionation (1)                                         17.0     19.5
 NGL Marketing                                             24.0     18.6
 Crude Oil Marketing                                        3.5      2.4
 Natural Gas Transmission                                  12.5      4.3
 Other                                                      1.4     (9.7)
                                                         ------   ------
                                                          144.6    109.0
                                                         ------   ------
  Total Operating Margin                                 $208.4   $187.4
================================================================================
(1) Excludes earnings from Gulf Coast Fractionators accounted for by the equity method.

  On a pro forma basis, net income for the year ended December 31, 1995, was $46.1 million, or $0.39 per share, compared with $25.1 million, or $0.21 per share, for the same period in 1994. Pro forma 1995 net income excludes the nonrecurring income tax benefit of $45.7 million. Pro forma operating margin increased $21.0 million to $208.4 million, compared with $187.4 million in the equivalent 1994 period. The increase in pro forma operating margin reflects a higher Liquids operating margin as a result of increased volumes in natural gas processing, and NGL and crude oil marketing, and improved Liquids' margins in 1995, as compared with 1994. The improved Liquids operating margin was offset by a lower Marketing operating margin due principally to lower physical gas marketing margins in 1995, as compared with 1994, generally as a result of the same factors that affected the actual results for the years ended December 31, 1995 and 1994, discussed previously.


LIQUIDITY AND CAPITAL RESOURCES

NGC has historically relied upon operating cash flow and borrowings under its credit facilities for its liquidity and capital resource requirements.

Operating Cash Flow

Cash flow from operating activities (before working capital changes) of $202.0 million in 1996 showed significant improvement over 1995 and 1994 amounts, respectively, increasing 107 percent over the $97.5 million reflected in 1995, and 373 percent over the $42.7 million reflected in 1994. The positive trend is reflective of the significant growth in consolidated earnings during the three-year period ended December 31, 1996, which resulted from the impact of the Combinations, the synergies realized therefrom and the general growth of the Company's core businesses. Net cash flow from operating activities, as reported in the Consolidated Statements of Cash Flows, reflected a net use of cash in 1996 of approximately $31.0 million, compared with sources of cash of $90.6 million and $17.2 million during the years ended December 31, 1995 and 1994, respectively. The net use of cash from operations in 1996 is attributed to working capital changes. The approximate $116 million consolidated inventory investment made during 1996 partially reflects the increased inventory volume requirements needed to operate the Liquids segment's businesses which have grown significantly period to period principally as a result of the Chevron Combination, and partially reflect the rising commodity market price environment during which the Company invested in such inventory. Investments in natural gas, NGL and crude oil inventories during the fourth quarter of 1996 were principally made in order to meet anticipated market demands during the first quarter of 1997. In addition, the Company's 1996 cash flow from operating activities was impacted by the timing of cash receipts and disbursements primarily associated with its marketing sales activities. The net cash outflow during the fourth quarter of 1996, attributed to the relationship of accounts receivable to accounts payable, has substantially reversed itself during the first quarter of 1997. Management does not anticipate that the timing of cash inflows and outflows will have a recurring negative impact on operating cash flow. The Company funded the consolidated 1996 short-term working capital investment through funds borrowed under the NGC Corporation Credit Agreement (Credit Agreement). The increase in cash flows from operations in 1995, as compared with 1994, was largely a result of the positive financial effect of the Trident Combination.

Capitalization and Liquidity

CHEVRON COMBINATION. On August 31, 1996, NGC completed the Chevron
Combination pursuant to which Chevron contributed substantially all of its midstream assets (Contribution), including substantially all of the assets comprising Warren Petroleum Company and Chevron's Natural Gas Business Unit, and an undivided interest in those assets that constitute the West Texas LPG Pipeline, into Midstream Combination Corp. (Midstream), a Delaware corporation formed for purposes of the transaction. NGC, which was formed effective March 1, 1995, pursuant to the Trident Combination, was merged with and into Midstream immediately following the Contribution, and Midstream was renamed NGC Corporation. In exchange for the Contribution, Chevron received approximately 38.6 million shares of NGC common stock and approximately 7.8 million shares of NGC's Series A Participating Preferred Stock, and NGC assumed approximately $283 million of indebtedness. Immediately following closing of the Chevron Combination, NGC paid approximately $128 million to Chevron and funded such payment under the Credit Agreement.

NGC CORPORATION CREDIT AGREEMENT. On March 14, 1995, the Company entered into the Credit Agreement, which established a five-year $550 million revolving credit facility. The Credit Agreement provides for letters of credit and borrowings for working capital, capital expenditures and general corporate purposes of up to $550 million in the aggregate. The $550 million commitment under the Credit Agreement reduces by $22.5 million each quarter beginning in March 1998 and continuing through maturity. Certain amendments were made to the Credit Agreement to accommodate the Chevron Combination. At December 31, 1996, the Company had $136.2 million of capacity remaining under the Credit Agreement.

LETTER OF CREDIT AGREEMENT. On September 1, 1996, the Company entered into a new credit agreement (Letter of Credit Agreement), which established a 364-day, $300 million letter of credit facility. The Letter of Credit Agreement provides for the issuance of letters of credit in support of the Company's obligation to purchase substantially all of the natural gas produced or controlled by Chevron in the United States (except Alaska). The Company incurs a fee, which is determined based on the Company's unsecured senior debt rating, on all issued and outstanding letters of credit under the Letter of Credit Agreement.

SENIOR NOTES. In October 1996, NGC sold $175 million of 7.625% 30-year Senior Debentures (Senior Debentures). The Senior Debentures were issued at a price of 99.522 percent, which, after deducting underwriting discounts and commissions, resulted in net proceeds to the Company of approximately $173 million. The net proceeds from the sale of such Senior Debentures were also used to repay a portion of the outstanding indebtedness under the Credit Agreement. Interest on the Notes is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997. The Senior Debentures are redeemable, at the option of the Company, in whole or in part from time to time, at a formula based redemption price as defined in the associated indenture.
  On December 15, 1995, the Company sold $150 million of 6.75% Senior
Notes due December 15, 2005 (Notes). The Notes were issued at a price of
99.984 percent, which, after deducting underwriting discounts and commissions, resulted in net proceeds to the Company of approximately $149 million. Proceeds from the sale of the Notes were used to repay a portion of the outstanding indebtedness under the Credit Agreement. Interest on the Notes is payable semiannually on June 15 and December 15 of each year, beginning June 15, 1996.
  At December 31, 1996, the Company had $175 million of available debt securities remaining under its $350 million shelf registration.
  The Notes and Senior Debentures represent general unsecured obligations of the Company, and are fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company's wholly owned subsidiaries (collectively the Guarantors), as defined in the associated indentures. The wholly owned subsidiaries, which have fully and unconditionally guaranteed, on a joint and several basis, the Notes, are predominantly the same wholly owned subsidiaries which have fully and unconditionally guaranteed, on a joint and several basis, the Senior Debentures. Separate financial statements of each of the Guarantors have not been provided because management has determined that such information would not be material to investors as the aggregate assets, liabilities, earnings and equity of the Guarantors are substantially equivalent to the Company's consolidated assets, liabilities, earnings and equity. The Company also has certain direct and indirect subsidiaries that are not guarantors of the Notes or the Senior Debentures (collectively Non-guarantor Subsidiaries). These Non-guarantor Subsidiaries, both individually and in the aggregate, are inconsequential to NGC (and its accounting predecessor, Clearinghouse) as of and for each of the three years in the period ended December 31, 1996.

CHEVRON NOTE. As part of the Chevron Combination, NGC assumed approximately $155 million payable to Chevron upon demand on or after August 31, 1998 (the Chevron Note). NGC has the right, at any time on or after August 31, 1998, to prepay in whole or in part the principal and accrued interest under the Chevron Note. The Chevron Note bears interest at 7.95 percent per annum, payable semiannually in arrears each February and August. Should Chevron choose not to demand payment of the Chevron Note, then principal plus accrued interest is payable in full on August 14, 2004. There are no financial covenants associated with the Chevron Note. An unamortized premium balance of $3.9 million associated with the Chevron Note is being amortized using the interest method, resulting in an effective interest rate of 6.54 percent per annum.

WARREN NGL, INC. (WARREN, FORMERLY TRIDENT NGL, INC.) NOTES. At December 31, 1996, Warren had outstanding $105 million principal amount of 10.25% Subordinated Notes due 2003 (interest payable semiannually in arrears each April and October) and $65 million principal amount of 14% Senior
Subordinated Notes due 2001 (interest payable semi-annually in arrears each February and August). Beginning in 1998, corresponding with the first call dates, the Company may repurchase the Subordinated Notes and Senior
Subordinated Notes at 104.5 percent and 107 percent of the principal amount, respectively, with such reacquisition prices reducing as the notes mature.
The indentures covering the Subordinated Notes and Senior Subordinated Notes contain covenants that, among other things, require Warren to meet certain financial tests; limit the amount of capital expenditures, dividends and asset sales that can be made by Warren; and restrict the ability of Warren and its subsidiaries to incur additional indebtedness, create or permit liens and engage in certain transactions. Although Warren's net assets at December 31, 1996, approximated $386 million, management does not believe that the terms of the indentures materially restrict the ability of Warren to transfer funds to the Company given that Warren is one of the Guarantors combined with the level of advances made by NGC to Warren. The unamortized premium balance associated with each of the Subordinated Notes and Senior Subordinated Notes represents a fair value adjustment to the aggregate principal balance of the notes recognized as part of the Trident Combination. The unamortized premium balance of $14.8 million at December 31, 1996, is being amortized using the interest method, and results in effective interest rates of
9.02 percent and 9.6 percent on the Subordinated Notes and Senior Subordinated Notes, respectively.

Capital Expenditures, Commitments and Dividend Requirements

The Company's business strategy has been to grow horizontally across all sectors of the midstream energy business segment through strategic acquisitions or construction of core operating facilities in order to capture the significant synergies, which management believes exist among these types of assets and NGC's natural gas, NGL and electric power marketing businesses. For 1997, the Company has budgeted to spend approximately $650 million in connection with these and other capital projects. Included in the 1997 capital budget are projects in the Company's liquids business totaling $250 million, including maintenance capital, plant consolidations, amounts committed to the Venice Gas Processing Company (Venice), and amounts required to construct a new fractionation facility.
  The remaining 1997 capital budget was intended to take advantage of strategic energy acquisitions and construction opportunities that complement the Company's businesses. As a result of the estimated $400 million committed to the Destec acquisition, the Company will likely revise its capital expenditure budget as other opportunities arise.
  During 1996, the Company spent a net $111 million in acquisition, capital projects and asset maintenance activities. These funds were expended principally for maintenance of existing assets, the acquisition of processing plants, gathering lines, pipelines and on other capital projects. In addition, during 1996, the Company completed the acquisitions of LPG Services Group, Inc., a propane gas marketing and distribution company, and Wilmar Energy Marketing, a Calgary-based crude oil marketer. Investments in unconsolidated affiliates included contributions of $18.6 million to the Venice Gas Processing Company.
      During 1995, the Company spent approximately $310 million in acquisition and asset maintenance activities. The most significant component of cash used in investing activities during the 1995 period related to the acquisition cost and related expenses associated with the Trident
Combination. Approximately $166.9 million, exclusive of transaction related costs, was required to consummate the tender offer related to the Trident Combination. These funds were provided by British Gas, NOVA and Clearinghouse. Specifically, British Gas and NOVA each contributed $67.5 million to their respective subsidiaries that participated in the Trident Combination, and Clearinghouse provided $31.9 million to fund the balance. Clearinghouse funded the $31.9 million and certain other costs associated with the Combination through a combination of cash on hand and $25.0 million in borrowings under its then existing credit agreement. In addition to the Trident Combination, the Company expended an additional $145 million for the acquisition of other assets, the most significant of which were the Ozark Gas Transmission System, the Kerr-McGee pipeline and Pan-Alberta Gas, through a contribution to NCL, as well as capital improvements at existing facilities and investments in other unconsolidated affiliates.
  During 1994, the Company spent $38.4 million on investing activities.
Such capital expenditures were used to maintain existing assets and to acquire additional midstream natural gas assets, namely gas processing plants and gathering systems.
  A subsidiary of NGC is committed to contribute approximately $62 million to Venice during 1997. A subsidiary of NGC is committed to expend its respective share of the construction costs related to the Avoca Natural Gas Storage construction project. Current cost estimates commit the Company to approximately $10 million of expenditures. NGC and NGC Holding Company, Inc. have guaranteed the commitment by the subsidiary.
  A subsidiary of the Company is committed to contribute approximately
$10 million to Indeck, which is engaged in the acquisition of electric power generating facilities. The contribution represents the Company's pro rata share of funds to be used for selected acquisitions. At December 31, 1996, the Company had paid $3.9 million of this commitment.
  A subsidiary of NGC has guaranteed its pro rata share of the unfunded debt service reserve account of GCF. The obligation under the guarantee at December 31, 1996, assuming the subsidiary had to fund such obligation as of that date, approximated $2.5 million.
  NGC currently declares an annual dividend of $0.05 per common and preferred share payable in quarterly installments. During 1996 and 1995, NGC paid a net $6.7 million and $9.3 million, respectively, in dividends and distributions, principally to the holders of record of the Company's outstanding shares of common stock and to the Clearinghouse partners. Prior to the Trident Combination, Clearinghouse made distributions primarily to enable Clearinghouse's partners to pay tax liabilities incurred as a result of Clearinghouse generated income which was taken into account by the Clearinghouse partners in computing their personal income tax liabilities. Amounts distributed in 1994 under this arrangement totaled $14.0 million.

Environmental Matters

NGC's operations are subject to extensive federal, state and local statutes, rules and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Compliance with these statutes, rules and regulations requires capital and operating expenditures, including those related to monitoring and permitting at various operating facilities, and the cost of remediation obligations. The Company's environmental expenditures have not been prohibitive in the past, but are anticipated to increase in the future with the trend toward stricter standards, greater regulation, more extensive permitting requirements, and an increase in the number of assets operated by the Company subject to environmental regulation.
  To the Company's knowledge, it is in substantial compliance with, and is expected to continue to comply in all material respects with, applicable environmental laws, regulations, orders and rules. Further, to the best of the Company's knowledge, there are no existing, pending or threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations by any governmental authority or third party relating to any violations of any environmental laws with respect to the Company's assets that would have a material adverse effect on the Company's operations and financial condition. NGC's aggregate expenditures for compliance with laws and regulations related to the discharge of materials into the environment or otherwise related to the protection of the environment totaled $3.7 million in 1996. Total environmental expenditures for both capital and operating maintenance and administrative costs are not expected to exceed $15.6 million in 1997. The increase in environmental expenditures period to period results principally from the Company's increased investment in processing, fractionation, storage and transportation assets.

Summary

The Company believes that cash flows from operating activities, combined with the liquidity and flexibility provided by available funds under its existing credit facilities and additional facilities from its groups of commercial banks and the issuance of debt and/or capital stock securities, will allow it to meet all foreseeable cash requirements, including working capital, capital expenditures, debt service, dividends and costs associated with the Destec acquisition.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of NGC Corporation:

  We have audited the accompanying consolidated balance sheets of NGC Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGC Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP

Houston, Texas
March 14, 1997


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles. Management is responsible for the fairness and reliability of the financial statements and other financial data included in this report. In the preparation of the financial statements, it is necessary to make informed estimates and judgments of the effects of certain events and transactions based on currently available information.
  NGC maintains accounting and other controls that management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and that transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed the benefits derived.
  NGC's independent public accountants, Arthur Andersen LLP, are engaged to audit the financial statements and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report that the financial statements present fairly, in all material respects, the financial position and results of operations of the Company in conformity with generally accepted accounting principles.
  The Audit Committee of the Board of Directors, composed of two directors who are not employees of NGC, meet regularly with the independent public accountants and management. The independent public accountants have full and free access to the Audit Committee and meet with them, with and without management being present, to discuss the results of their audit and the quality of financial reporting.

CONSOLIDATED BALANCE SHEETS


                                                           December 31,
                                                     -----------------------
($ in thousands, except share data)                     1996         1995
--------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents (Note 1)                $   50,209   $   16,266
Accounts receivable, net (Note 1)                  1,373,560      560,574
Accounts receivable, affiliates                      144,825        3,328
Inventories (Note 1)                                 257,005       74,263
Assets from risk-management activities
(Notes 1 and 3)                                       98,433       88,093
Prepayments and other assets                          12,689       20,415
--------------------------------------------------------------------------------
                                                   1,936,721      762,939
--------------------------------------------------------------------------------
Property, Plant and Equipment (Note 5)             1,819,811    1,013,354
Less: accumulated depreciation                      (128,432)     (64,843)
--------------------------------------------------------------------------------
                                                   1,691,379      948,511
--------------------------------------------------------------------------------
Other Assets
Investments in unconsolidated affiliates
  (Note 6)                                           181,688       62,370
Assets from risk-management activities
  (Notes 1 and 3)                                    171,528       26,380
Other assets                                         205,494       75,052
--------------------------------------------------------------------------------
                                                     558,710      163,802
--------------------------------------------------------------------------------
                                                  $4,186,810   $1,875,252
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable                                  $1,305,726    $ 542,228
Accounts payable, affiliates                          39,070       23,427
Accrued liabilities                                  117,777       58,736
Liabilities from risk-management activities
  (Notes 1 and 3)                                     86,414       81,283
--------------------------------------------------------------------------------
                                                   1,548,987      705,674
--------------------------------------------------------------------------------
Long-Term Debt (Note 7)                              988,597      522,764
--------------------------------------------------------------------------------

Other Liabilities

Liabilities from risk-management
  activities (Notes 1 and 3)                         127,725       22,570
Deferred income taxes (Note 8)                       328,280       43,227
Other long-term liabilities                           76,488       28,637
--------------------------------------------------------------------------------
                                                     532,493       94,434
--------------------------------------------------------------------------------

Commitments and Contingencies (Note 9)
Stockholders' Equity (Note 10)
Preferred stock, $.01 par value,
  50,000,000 shares authorized:
  8,000,000 shares designated as Series A
  Participating Preferred Stock, 7,815,363
  shares issued and outstanding at
  December 31, 1996                                   75,418            -
Common stock, $.01 par value, 400,000,000
  shares authorized:
  149,846,503 shares issued and outstanding
  at December 31, 1996, and 110,493,411 shares
  issued and 105,031,874 shares outstanding
  at December 31, 1995                                 1,498        1,105
Additional paid-in capital                           896,432      515,785
Retained earnings                                    143,385       35,490
--------------------------------------------------------------------------------
                                                   1,116,733      552,380
--------------------------------------------------------------------------------
                                                  $4,186,810   $1,875,252
================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS







                                                   Years Ended December 31,
                                                 -------------------------------
(In thousands, except per share data)            1996        1995        1994
--------------------------------------------------------------------------------
Revenues (Note 1)                          $7,260,202  $3,665,946  $3,237,843
Cost of sales                               6,890,702   3,471,286   3,138,717
--------------------------------------------------------------------------------
Operating margin                              369,500     194,660      99,126
Depreciation and amortization (Note 1)         71,676      44,913       8,378
General and administrative expenses           100,032      68,057      47,817
--------------------------------------------------------------------------------
Operating income                              197,792      81,690      42,931
Equity in earnings of unconsolidated
  affiliates (Note 6)                          28,075      21,060       3,803
Interest expense                              (46,202)    (32,391)     (2,381)
Other income and (deductions), net            (10,020)     (5,125)       (248)
--------------------------------------------------------------------------------
Income before income taxes                    169,645      65,234      44,105
Income tax provision (benefit) (Note 8)        56,323     (27,471)      2,004
--------------------------------------------------------------------------------
NET INCOME                                 $  113,322  $   92,705  $   42,101
================================================================================

Net Income Per Share (Note 1)                           Pro Forma   Pro Forma
                                                       ----------- -----------
Income before income taxes                 $  169,645  $   65,234  $   44,105
Provision for income taxes                     56,323      20,438      16,319
--------------------------------------------------------------------------------
Net income                                    113,322      44,796      27,786
Less: preferred stock dividends                   132           -           -
--------------------------------------------------------------------------------
Net income applicable to common
  stockholders                             $  113,190  $   44,796  $   27,786
================================================================================
Net income per common and common
  equivalent share                         $     0.83  $     0.40  $     0.28
================================================================================
Weighted average number of common
  and common equivalent shares                136,099     113,176      97,804
================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Years Ended December 31,
                                                --------------------------------
($ in thousands)                                 1996         1995        1994
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                               $   113,322   $    92,705  $   42,101

Items not affecting cash flows from
  operating activities:
    Depreciation and amortization             73,176        44,913       8,378
    Equity in earnings of affiliates,
      net of cash distributions              (21,729)       (9,169)     (3,803)
    Risk-management activities
      (Notes 1 and 3)                        (11,220)       (2,951)     (6,529)
    Deferred income taxes (Note 8)            45,896       (28,281)      1,014
    Amortization of bond premium              (4,892)       (3,214)          -
    Other                                      7,466         3,484       1,528

Change in assets and liabilities resulting
  from operating activities:
    Accounts receivable (Note 1)            (954,418)     (152,557)     28,440
    Inventories (Note 1)                    (116,353)      (23,403)    (20,693)
    Prepayments and other assets               7,726       (16,518)      5,660
    Accounts payable                         778,767       185,215     (37,831)
    Accrued liabilities                       47,148        11,611        (154)
Other, net                                     4,157       (11,187)       (941)
--------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                       (30,954)       90,648      17,170
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                         (97,651)     (128,871)    (36,452)
Business acquisitions, net of cash
  acquired (Notes 2 and 4)                      (714)     (165,267)          -
Investment in unconsolidated
  affiliates (Note 6)                        (30,875)      (15,457)    (10,562)
Investment in marketable securities, net           -             -       8,100
Proceeds from asset sales                      3,600             -           -
Other                                         14,500        (1,028)        538
--------------------------------------------------------------------------------
Net cash used in investing activities       (111,140)     (310,623)    (38,376)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings
  (Note 7)                                 1,542,000     1,237,589      33,000
Repayments of long-term borrowings
  (Note 7)                                (1,360,081)   (1,143,039)          -
Proceeds from sale of capital stock,
  options and warrants                           858           725           -
Capital contributions                              -       135,000           -
Dividends and other distributions, net        (6,740)       (9,253)    (14,041)
--------------------------------------------------------------------------------
Net cash provided by financing activities    176,037       221,022      18,959
--------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                            33,943         1,047      (2,247)
Cash and cash equivalents, beginning
  of year                                     16,266        15,219      17,466
--------------------------------------------------------------------------------
Cash and cash equivalents, end of year   $    50,209   $    16,266  $   15,219
================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDERS' EQUITY


                              -----------------------------------------------------------------------------------------------------
                                       Clearinghouse                                      NGC Corporation
                              --------------------------------          -----------------------------------------------------
                                                                  Series A Preferred       Common Stock     Additional
                                Contributed      Undistributed    ------------------     ------------------   Paid-In      Retained
(In thousands)                    Capital           Earnings      Shares      Amount     Shares      Amount   Capital      Earnings
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993    $  24,824          $  95,865         --      $    --         --       $    --   $     --    $    --
Net income                             --             42,101         --           --         --            --         --         --
Options granted                        --              1,528         --           --         --            --         --         --
Partnership distributions              --            (12,105)        --           --         --            --         --         --
                              ------------------------------------------------------------------------------------------------------

Balance at December 31, 1994       24,824            127,389         --           --         --            --         --         --
Net income                             --             52,930         --           --         --            --         --     39,775
Capital contribution              135,000                 --         --           --         --            --         --         --
Partnership distributions              --             (5,227)        --           --         --            --         --         --
Options granted                        --                323         --           --         --            --      1,692         --
Trident Combination              (159,824)          (175,415)        --           --    109,886         1,098    510,918         --
Dividends and other
    distributions                      --                 --         --           --         --            --         --     (4,285)

401(k) plan stock issuances            --                 --         --           --        199             3      1,873         --
Stock options exercised                --                 --         --           --        408             4      1,302
                              ------------------------------------------------------------------------------------------------------

Balance at December 31, 1995           --                 --         --           --    110,493         1,105    515,785     35,490
Chevron Combination                    --                 --      7,815       75,418     38,623           386    372,328         --
Net income                             --                 --         --           --         --            --         --    113,322
Options exercised                      --                 --         --           --        374             3      1,320         --
Dividends and other
    distributions                      --                 --         --           --         --            --         --     (5,427)

401(k) plan and profit
    sharing stock issuances            --                 --         --           --        309             4      4,175         --
Options granted                        --                 --         --           --         --            --      2,824         --
Other                                  --                 --         --           --         48            --                    --
                              ------------------------------------------------------------------------------------------------------

Balance at December 31, 1996    $      --           $     --      7,815      $75,418    149,847      $  1,498  $ 896,432  $ 143,385
====================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ACCOUNTING POLICIES

NGC Corporation (NGC or the Company) is a holding company that principally conducts all of its business through its subsidiaries. The Company is a leading aggregator, processor, transporter and marketer of energy products and services in North America. NGC also markets natural gas and crude oil in the United Kingdom.
      The accounting policies of NGC reflect industry practices and conform to generally accepted accounting principles. The more significant of such accounting policies are described below. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to develop estimates and make assumptions that affect reported financial position and results of operations, and that impact the nature and extent of disclosure, if any, of contingent assets and liabilities. Actual results could differ from those estimates.
      PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliates in which the Company has a significant ownership interest, generally 20 percent to 50 percent, are accounted for by the equity method. Other investments are carried at cost. Certain reclassifications have been made to prior-period amounts to conform with current period financial statement classifications.
      CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.
      CONCENTRATION OF CREDIT RISK. NGC provides multiple energy commodity needs principally to customers in the electric and gas distribution industries, and to entities engaged in industrial and petrochemical businesses. These industry concentrations have the potential to impact the Company's overall exposure to credit risk, either positively or negatively, in that the customer base may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, NGC believes the credit risk posed by industry concentration is offset by the diversification and creditworthiness of the Company's customer base.
      INVENTORIES. Inventories consisting primarily of natural gas in storage of $30.6 million and $15.3 million, natural gas liquids of $194.5 million and $37.0 million, and crude oil of $16.6 million and $9.5 million at December
31, 1996 and 1995, respectively, are valued at the lower of weighted average cost or market. Materials and supplies inventory of $12.1 million and $12.5 million at December 31, 1996 and 1995, respectively, is carried at the lower of cost or market using the specific identification method.
      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment, consisting principally of gas gathering, processing and fractionation facilities, natural gas transmission lines, NGL and crude oil pipelines, and supporting infrastructure is recorded at cost. Expenditures for major replacem ents and renewals are capitalized while expenditures for maintenance, repairs and minor renewals to maintain facilities in operating condition are expensed. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets ranging from three years to 25 years. Composite depreciation rates are applied to functional groups of property having similar economic characteristics. Gains and losses are not recognized for retirements of property, plant and equipment subject to composite depreciation rates (composite rate) until the asset group subject to the composite rate is retired.
      ENVIRONMENTAL COSTS. Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefit. Liabilities are recorded when environmental assessment indicates that remedial efforts are probable, and the costs can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted, site-specific costs. Environmental liabilities, in connection with assets that are sold or closed, are realized upon such sale or closure, to the extent that they are probable, can be estimated and have not previously been reserved. In assessing environmental liabilities, no offset is made for potential insurance recoveries. Recognition of any joint and several liability is based upon the Company's best estimate of its final pro rata share of such liability.

      INTANGIBLE ASSETS. Intangible assets are generally amortized by the straight-line method over an estimated useful life of 20 years.
      REVENUE RECOGNITION. Revenues for product sales, and gas processing and marketing services are recognized when title passes to the customer, or when the service is performed. Fractionation and transportation revenues are recognized based on volumes received in accordance with contractual terms.
      The Company accounts for its fixed-price natural gas activities using the mark-to-market method of accounting. Under such method, all fixed-price natural gas contracts are recorded at fair value, net of future servicing costs and reserves. Changes in the market value of contracts are recognized as gain or loss in the period of change. The resulting unrealized gains and losses are recorded as assets and liabilities from risk-management activities.
      The Company enters into financial instrument contracts to hedge purchase and sale commitments and inventories of natural gas liquids and crude oil in order to minimize the risk of market fluctuations. NGC also monitors its exposure to fluctuations in interest rates and foreign currency exchange rates, and may execute swaps, forward-exchange contracts or other financial instruments to manage these exposures. Gains and losses from hedging transactions are recognized in income and are reflected as cash flows from operating activities in the periods in which the underlying commodity, interest rate or foreign currency transaction is recognized. If the necessary correlation to the commodity, interest rate or foreign currency transaction being hedged ceases to exist, the gains or losses associated with such contract(s) are no longer deferred, and are recognized currently.
      INCOME TAXES. The Company files a consolidated United States federal income tax return and, for financial reporting purposes, provides income taxes for the difference in the tax and financial reporting bases of its assets and liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior to March 1, 1995, the effective date of the merger between Natural Gas Clearinghouse (Clearinghouse) and Trident NGL Holding, Inc. (Holding) (the Trident Combination), the operations of Clearinghouse, a Colorado partnership, were generally not subject to corporate federal income tax, and Clearinghouse's earnings were generally allocated to and taken into account in computing the taxable income of its partners.
      EARNINGS PER SHARE. Net income per share is based on the weighted average number of shares of common stock outstanding plus the common stock equivalents that would arise from the exercise of outstanding options or warrants, when dilutive. Primary and fully diluted earnings per share are the same for all periods presented.
      For the year ended December 31, 1994, a pro forma amount of 97.8 million shares outstanding was used to compute the pro forma earnings per share. Such amount represents the equivalent number of shares obtained in the Trident Combination by the owners of the partners of Clearinghouse, plus the equivalent number of shares that would arise from the excercise of outstanding options existing as of the effective date of the Trident Combination, assuming a market value of $12 per share.
      Pro forma net income used to compute pro forma earnings per share for the years ended December 31, 1995 and 1994, reflect incremental statutory federal and state income tax provisions applied to Clearinghouse's partnership income for the periods prior to the effective date of the Trident Combination. The incremental tax provision represents an estimate of the aggregate federal and state income taxes that would have been provided had Clearinghouse been a taxpaying entity during the respective accounting periods.

NOTE 2 - BUSINESS COMBINATIONS

THE CHEVRON COMBINATION. On August 31, 1996, NGC completed a strategic combination (the Chevron Combination) with Chevron U.S.A. Inc. and certain Chevron affiliates (collectively Chevron), pursuant to which, Chevron contributed substantially all of its midstream assets (the Contribution), including substantially all of the assets comprising Warren Petroleum Company and Chevron's Natural Gas Business Unit, and an undivided interest in those assets that constitute the West Texas LPG Pipeline, into Midstream
Combination Corp. (Midstream), a Delaware corporation formed for purposes of the transaction. NGC, which was formed effective March 1, 1995, pursuant to the Trident Combination, was merged with and into Midstream immediately following the Contribution, and Midstream was renamed NGC Corporation. In exchange for the Contribution, Chevron received approximately 38.6 million shares of NGC common stock and approximately 7.8 million shares of NGC's
Series A Participating Preferred Stock (Series A Preferred), and NGC assumed approximately $283 million of indebtedness. Immediately following closing of the Chevron Combination, NGC paid approximately $128 million to Chevron, and funded such payment under the NGC Corporation Credit Agreement (Credit Agreement). In connection with the Chevron Combination, NGC and Chevron also entered into certain ancillary supply, sales and service agreements with respect to natural gas, natural gas liquids and electricity. Pursuant to these ancillary agreements, NGC has the right to, among other things, purchase and/or market substantially all of the natural gas and natural gas liquids produced or controlled by Chevron in the United States (except Alaska), to process substantially all of Chevron's processable natural gas in those geographic areas where it is economically feasible for NGC to provide such service, to supply natural gas feedstocks to Chevron refineries and chemical plants in the United States, and to participate in existing and future opportunities to provide electricity to Chevron's United States facilities, as well as to purchase or market excess electricity generated by those facilities.
      The Chevron Combination was accounted for as an acquisition of assets under the purchase method of accounting, and the results of operations of NGC for the year ended December 31, 1996, include the results of the acquired assets effective September 1, 1996. The purchase price of approximately $740 million, inclusive of assumed indebtedness and transaction costs, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of September 1, 1996. NGC is assessing its exposure to contingencies assumed in the Chevron Combination which include, among other things, litigation and certain environmental issues related to the acquired facilities. Additionally, the Company is in the process of analyzing certain strategic options to maximize plant synergies occurring as a result of the Chevron Combination. Consequently, the purchase price allocation, as presented herein, is considered preliminary. Management believes resolution of these items will not materially impact the aforementioned purchase price allocation.
      THE TRIDENT COMBINATION. On March 14, 1995, Clearinghouse consummated the combination with Holding, a fully integrated natural gas liquids company. The purchase price of approximately $350 million, excluding transaction costs and liabilities assumed, was allocated to the assets acquired and liabilities assumed, based on their estimated fair values as of March 1, 1995, the effective date of the Trident Combination for accounting purposes. The
Trident Combination was accounted for under the purchase method of accounting, and the results of operations of Holding are included in the accompanying financial statements effective March 1, 1995.
      The following table reflects certain unaudited pro forma information for the periods presented as if the Trident Combination had occurred on January 1, 1994:



                                                        Years Ended December 31,
                                                      --------------------------
($ in thousands, except per share amounts)                1995            1994
--------------------------------------------------------------------------------
Pro forma revenues                                    $ 3,744,870    $ 3,804,213
--------------------------------------------------------------------------------
Pro forma net income                                  $    46,067    $    25,085
--------------------------------------------------------------------------------
Pro forma net income per share                        $      0.39    $      0.21

NOTE 3 - PRICE RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

PRICE RISK-MANAGEMENT ACTIVITIES. NGC utilizes fixed-price forward purchase and sales contracts, futures and options contracts traded on the New York Mercantile Exchange (NYMEX), and swaps and options traded in the over-the-counter financial markets to manage and hedge its fixed-price purchase and sales commitments; to provide fixed-price commitments as a service to its customers and suppliers; to reduce its exposure relative to the volatility of cash market prices; and to protect its investment in storage inventories. The Company may, at times, take a bias in the market, within established guidelines, resulting from the management of its portfolio. In addition, by utilizing exchange for physical transactions allowed by the NYMEX, which enables entities to take delivery of, or sell, a physical quantity of natural gas in exchange for a futures position, NGC is able to secure additional sources of physical natural gas supply, or create additional markets for existing supply, through the use of natural gas futures contracts. These fixed-price activities are referred to herein as risk-management activities.
      ACCOUNTING FOR PRICE RISK-MANAGEMENT ACTIVITIES - NATURAL GAS. The Company uses the mark-to-market method of accounting for fixed-price natural gas transactions. Under mark-to-market accounting, fixed-price forwards, swaps, options, futures and other financial instruments with third parties are reflected at market value, net of future servicing costs and reserves, with resulting unrealized gains and losses recorded as assets and liabilities from risk-management activities in the Consolidated Balance Sheets. These assets and liabilities are affected by the actual timing of settlements related to these contracts and current-period changes resulting primarily from newly originated transactions and the impact of price movements. These changes are recognized as revenues in the consolidated statements of operations in the period in which the change occurs. Market prices used to value outstanding financial instruments reflect management's consideration of, among other things, closing exchange and over-the-counter quotations, the time value of money and volatility factors underlying the commitments. These market prices are adjusted to reflect the potential impact of liquidating
NGC's position in an orderly manner over a reasonable period of time under present market conditions.
      MARKET RISK. NGC generally attempts to balance its fixed-price physical and financial purchase and sales contracts in terms of contract volumes and the timing of performance and delivery obligations. However, net open positions often exist, or are established due to the origination of new transactions, and the Company's assessment of, and response to, changing market conditions. NGC will take advantage of its bias in the market when it believes, based on competitive information gained from its energy marketing activities, that future price movements will be consistent with its net open position. To the extent a net open position exists, NGC is exposed to the risk that fluctuating market prices may adversely impact its financial position or results of operations. The net open position is actively managed, and the impact of a change in price on the Company's financial condition at a point in time is not necessarily indicative of the impact of price movements throughout the year. At December 31, 1996, a $0.10 increase or decrease in the price of natural gas would have impacted net income by approximately $2.3 million either favorably or unfavorably. The impact of the $0.10 price movements referred to above are before application of market reserves which would likely reduce the after-tax earnings impact of these price movements.
      MARKET RESERVES. In connection with the market valuation of its fixed-price contracts, the Company maintains certain reserves for a number of risks and costs associated with these future commitments. Among others, these include reserves for credit risks based on the financial condition of counterparties, reserves for product location (basis) differentials and consideration of the time value of money for long-term contracts. Counterparties in NGC's trading portfolio consist principally of financial institutions, major oil and gas companies and local distribution companies.
The creditworthiness of these counterparties may impact its overall exposure to credit risk, either positively or negatively; however, with regard to its counterparties, NGC maintains credit policies that management believes minimize overall credit risk. Determination of the credit quality of its counterparties is based upon a number of factors, including credit ratings, financial condition, project economics and collateral requirements. When applicable, the Company employs standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty. Based on these policies, its current exposures and its credit reserves, NGC does not anticipate a material adverse effect on the financial position or results of operations as a result of counterparty nonperformance.

      The following table displays the mark-to-market results of NGC's natural gas fixed-price transactions at December 31, 1996:

                                                                                                        Below
                                                                                   Investment         Investment
                                                                                     Grade              Grade
                                                                                     Credit             Credit
($ in thousands)                                                                    Quality            Quality              Total
-----------------------------------------------------------------------------------------------------------------------------------
Utilities and power generators                                                   $   29,703           $  (1,160)          $  28,543
Financial institutions                                                               12,587               7,023              19,610
Oil and gas producers                                                                34,850              17,680              52,530
Industrial companies                                                                  8,577              12,311              20,888
Other                                                                                 8,855               3,328              12,183
-----------------------------------------------------------------------------------------------------------------------------------
Value of fixed-price transactions before reserves                                $   94,572           $  39,182             133,754
=======================================================================================================================
Reserves                                                                                                                    (40,302)
                                                                                                                         ----------
Net value of fixed-price transactions                                                                                      $ 93,452
                                                                                                                         ==========



          At December 31, 1996, the term of NGC's portfolio extends to 2007, and the average remaining life of an individual transaction was 5.3 months.
The above table includes approximately $130 million and $92 million, respectively, in unrealized gains and losses, which are reflected in accounts receivable and accounts payable in the Consolidated Balance Sheets.
      FAIR VALUE OF FINANCIAL INSTRUMENTS. The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair-value amounts have been determined by the Company using available market information and selected valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair-value amounts.
      The carrying values of current assets and liabilities approximate fair values due to the short-term maturities of these instruments. The carrying amounts and fair values of the Company's other financial instruments were:



                                                                                            December 31,
                                                                  -------------------------------------------------------------
                                                                              1996                               1995
                                                                  -------------------------------------------------------------
                                                                   Carrying            Fair            Carrying          Fair
($ in thousands)                                                    Amount             Value             Amount          Value
--------------------------------------------------------------------------------------------------------------------------------
Credit Agreement                                                 $  319,000          $  319,000        $ 183,000     $   183,000
6.75% Senior Notes, due 2005                                        150,000             148,000          150,000         151,500
7.625% Senior Notes, due 2026                                       175,000             180,000              ---             ---
Chevron Note                                                        155,373             160,000              ---             ---
14% Senior Subordinated Notes, due 2001                              65,000              75,000           65,000          78,000
10.25% Subordinated Notes, due 2003                                 105,000             114,000          105,000         116,000
Risk-Management Contracts                                               ---               8,285              ---          (7,700)
================================================================================================================================

     The carrying amount of the Credit Agreement in the Consolidated Financial Statements was assumed to approximate fair value. The fair values of the Senior Notes, Senior Subordinated Notes and the Subordinated Notes were based on quoted market prices by financial institutions that actively trade these debt securities. The fair value of the Chevron Note was determined by a comparison to publicly traded debt securities having similar terms and conditions. The fair value of the Company's cost-basis investments was not estimated as the investments were considered immaterial.
     The fair value of commodity price and basis swaps and options was based upon the estimated consideration that would be received to terminate those swaps or options in a gain position, and the estimated cost that would be incurred to terminate those swaps or options in a loss position. Such transactions are referred to in the above table as "Risk-Management

Contracts." The commodity swap and option agreements extend for a period of up to 11 years. At December 31, 1996, and 1995, financial instruments related to natural gas had an absolute notional contract quantity of 1.5 trillion cubic feet and 881 billion cubic feet, respectively. In addition, financial instruments related to crude oil and natural gas liquids had absolute notional contract quantities of 2.0 million barrels and 3.3 million barrels at December 31, 1996, and 0.2 million barrels and 2.5 million barrels at December 31, 1995. The estimated fair value and cash flow requirements for these commodity swaps and options were based upon the market prices in effect at the financial statement date, and do not necessarily reflect NGC's entire trading portfolio. Cash flow requirements related to these commodity price swaps and options at December 31, 1996, were as follows:


                                                                  December 31,
                                                                   -----------
($ in thousands)                                                          1996
------------------------------------------------------------------------------
Net premiums received to date                                     $      6,190
Net future cash inflows                                                  2,095
                                                                  ------------
Net cash inflows                                                  $      8,285
===============================================================================



Note 4 - Cash Flow Information

Detail of supplemental disclosures of cash flow and non-cash investing and financing information was:



                                                                                      Years Ended December 31,
                                                                        ------------------------------------------------
($ in thousands)                                                             1996               1995             1994
------------------------------------------------------------------------------------------------------------------------
Interest paid (net of amounts capitalized)                                $  22,647          $  32,909         $  3,575
=======================================================================================================================
Taxes paid (net of refunds)                                               $   1,467          $    (150)        $  1,068
=======================================================================================================================
Detail of business acquired:
    Current assets and other                                              $  76,465          $  87,416         $    ---
    Fair value of non-current assets                                        966,530            832,384              ---
    Liabilities assumed, including deferred taxes                          (594,863)          (572,680)             ---
    Capital stock issued and options exercised                             (448,132)          (180,220)             ---
    Cash balance acquired                                                       ---             (1,633)             ---
------------------------------------------------------------------------------------------------------------------------
    Cash paid, net of cash acquired                                       $     ---          $ 165,267         $    ---
========================================================================================================================

      In 1995, the Company recognized a one-time tax benefit of $45.7 million, which occurred in conjunction with the Trident Combination. The deferred income tax benefit, which can be used to reduce NGC's future income tax liabilities, resulted from the recognition of the excess tax basis held by certain Clearinghouse partners. Also in 1995, the Company assumed a liability of $2.5 million related to the purchase of a crude oil pipeline.

Note 5 - PROPERTY, PLANT AND EQUIPMENT

Investments in property, plant and equipment by segment and sub-segment consisted of:



                                                                                                       December 31,
                                                                                                 ----------------------------

($ in thousands)                                                                                  1996               1995
------------------------------------------------------------------------------------------------------------------------------
Natural gas and power marketing                                                                   $  15,869         $   15,128
Natural gas liquids, crude oil and gas transmission:
    Natural gas processing                                                                        1,105,637            663,971
    Fractionation                                                                                   303,608            188,199
    Liquids marketing                                                                               237,102             25,000
    Natural gas gathering and transmission                                                          128,159            107,627
    Crude oil                                                                                        21,220             11,719
    Other                                                                                             8,216              1,710
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,819,811          1,013,354
Less: accumulated depreciation                                                                      128,432             64,843
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $  1,691,379         $  948,511
==============================================================================================================================

      Interest capitalized related to costs of projects in process of development totaled $1.2 million and $1.0 million during the years ended December 31, 1996 and 1995, respectively. No interest was capitalized during the year ended December 31, 1994.

Note 6 - UNCONSOLIDATED AFFILIATES

The equity method of accounting is used for investments in certain partnerships and for investments in companies in which NGC has a voting interest of between 20 percent and 50 percent. Such investments include:
      NOVAGAS CLEARINGHOUSE, LTD. (NCL). NCL is an Alberta, Canada, limited partnership formed in 1994 and based in Calgary, Canada. NGC owns an aggregate 49.9 percent interest in the partnership. NCL offers natural gas supply services to customers across Canada, and provides gas gathering, processing, storage and marketing services to Canadian natural gas producers. The Company shares disproportionately in the economic returns of NCL, as compared with its ownership interest, resulting primarily from stipulations contained in a service agreement entered into by a subsidiary of NGC with NCL in 1995.
      ACCORD ENERGY LIMITED (ACCORD). Accord is a limited partnership based in London, England. It was formed in 1994 to market energy resources in the United Kingdom and Europe. NGC owns 49 percent of the limited partnership.
      GULF COAST FRACTIONATORS (GCF). GCF is a Texas Limited Partnership that owns a natural gas liquids fractionation facility located in Mont Belvieu, Texas. NGC acquired its 38.75 percent limited partner interest in GCF through the Trident Combination. Effective December 1, 1996, the Company relinquished its role as operator of GCF, pursuant to an agreement reached with the Federal Trade Commission (FTC) related to the Chevron Combination. At
December 31, 1996, the unamortized excess of the Company's investments in GCF over its equity in the underlying net assets of the affiliate approximated $17.3 million. This amount is being amortized on the straight-line method over the economic service life of the GCF assets.
      WEST TEXAS LPG PIPELINE PARTNERSHIP (WEST TEXAS PARTNERSHIP). The West Texas Partnership, a Texas Limited Partnership, holds all of the assets comprising the West Texas Pipeline, an interstate natural gas liquids pipeline. NGC owns a 49 percent interest in the West Texas Partnership acquired as part of the Chevron Combination.
      VENICE GAS PROCESSING COMPANY (VENICE). Venice is a Texas Limited Partnership that owns and operates a natural gas processing, extraction, fractionation and storage facility located in Plaquemines Parish, Louisiana. NGC acquired its 37 percent interest in Venice effective November 1, 1996.
      BARGE CO. Barge Co., a Delaware limited liability company, owns pressurized LPG barges used in transporting LPG principally in the Gulf of Mexico. NGC owns a 25 percent interest in Barge Co., acquired as part of the Chevron Combination.

      AVOCA NATURAL GAS STORAGE (AVOCA). Avoca is a New York general partnership engaged in the construction and operation of an underground, salt-bed gas storage facility in Avoca, New York. The Company owns an approximate 28 percent interest in the partnership.
      QUICKTRADE L.L.C. (QUICKTRADE). Quicktrade, a Delaware limited liability company, was formed to develop, implement and operate an electronic trading system. The Company indirectly owns an approximate 26 percent interest in Quicktrade.
      NATGAS JOINT VENTURE (NATGAS). NATGAS was a joint venture with Pan-Alberta Gas Ltd., based in Calgary, Canada, engaged in the natural gas marketing business. The joint venture ceased operations in July 1994.
      Aggregate equity method investment at December 31, 1996, 1995 and 1994, was $177.8 million, $58.7 million and $14.4 million, respectively. Dividends received on these investments in 1996 and 1995 totaled $7.3 million and $11.9 million, respectively. There were no dividends received in 1994. NCL and Accord both utilize the accrual method of accounting for their risk-management activities. Summarized aggregate financial information for these investments, and NGC's equity share thereof was:


                                                                         December 31,
                                      -------------------------------------------------------------------------------------------
                                              1996                                  1995                                  1994
                                      -------------------------------------------------------------------------------------------
                                                              Equity                       Equity                          Equity
($ in thousands)                            Total             Share           Total         Share          Total            Share
---------------------------------------------------------------------------------------------------------------------------------
Current assets                         $    502,381        $  238,078       $  276,700      $ 135,400     $ 124,200     $ 61,700
Non-current assets                          462,756           192,152          179,100         75,700        20,200       10,100
Current liabilities                         455,967           223,200          280,000        135,300       106,100       52,700
Non-current liabilities                     100,807            45,088           86,500         36,200         9,800        4,900
Operating margin                            133,826            62,145           85,800         41,000        13,900        6,900
Net income                                   61,154            28,075           34,200         21,100         7,700        3,800
=================================================================================================================================

     The cost method of accounting is used to account for investment in partnerships or companies in which NGC has a voting interest of less than 20 percent. At December 31, 1996, the Company had two cost-basis investments:
Indeck North American Power Fund, L.P. and Indeck North American Power Partners, L.P. (collectively Indeck). Indeck was formed in 1995, and is engaged in the acquisition and operation of power-generating facilities. NGC's aggregate investment in these entities totaled $3.9 million and $3.7 million at December 31, 1996 and 1995, respectively, and NGC received an aggregate of $0.6 and $0.5 million in dividends from Indeck during each of those years.

NOTE 7 -  LONG-TERM DEBT

Long-term debt consisted of the following:



                                                                                             December 31,
                                                                                ---------------------------------
($ in thousands)                                                                    1996               1995
-----------------------------------------------------------------------------------------------------------------
Credit Agreement                                                                  $ 319,000           $  183,000
6.75% Senior Notes, due 2005                                                        150,000              150,000
7.625% Senior Notes, due 2026                                                       175,000                  ---
Chevron Note                                                                        155,373                  ---
14% Senior Subordinated Notes, due 2001                                              65,000               65,000
10.25% Subordinated Notes, due 2003                                                 105,000              105,000
Other, non-interest bearing                                                             825                1,125
Unamortized premium                                                                  18,674               18,939
------------------------------------------------------------------------------------------------------------------
                                                                                    988,872              523,064
Less: long-term debt due within one year                                                275                  300
------------------------------------------------------------------------------------------------------------------
                                                                                  $ 988,597           $  522,764
==================================================================================================================

      CREDIT AGREEMENT. On March 14, 1995, the Company entered into the
Credit Agreement, which established a five-year $550 million revolving credit facility. The Credit Agreement provides for letters of credit and borrowings for working capital, capital expenditures and general corporate purposes. The $550 million commitment under the Credit Agreement reduces by $22.5 million each quarter beginning in March 1998, and continuing through maturity. Generally, borrowings under the Credit Agreement bear interest at a Eurodollar rate plus a margin that is determined based on the Company's unsecured senior debt rating. At December 31, 1996, such margin was 0.3 percent, and the average interest rate applicable to borrowings under the Credit Agreement approximated 6.8 percent. During the first quarter of 1995, NGC entered into arrangements with financial institutions that effectively capped the base Eurodollar rate on $100 million of borrowings at certain rates through January 1998. The Credit Agreement contains certain financial covenants that require the Company to meet certain financial position and performance tests. Certain amendments were made to the Credit Agreement to accommodate the Chevron Combination. At December 31, 1996, letters of credit and borrowings under the Credit Agreement aggregated approximately $413.8 million, and the Company had $136.2 million of available capacity under the Credit Agreement.
      LETTER OF CREDIT AGREEMENT. On September 1, 1996, the Company entered into a new credit agreement (the Letter of Credit Agreement) which established a 364-day, $300 million letter of credit facility. The Letter of Credit Agreement provides for the issuance of letters of credit in support of the Company's obligation to purchase substantially all of the natural gas produced or controlled by Chevron in the United States (except Alaska). The Company incurs a fee that is determined based on the Company's unsecured senior debt rating on all issued and outstanding letters of credit under the Letter of Credit Agreement. At December 31, 1996, such fee was 0.3 percent, and letters of credit outstanding totaled $300 million, resulting in no unused capacity under the terms of the Letter of Credit Agreement. The
Company also incurs a commitment fee on the unused portion of the commitment under the Letter of Credit Agreement. The commitment fee is determined based on the Company's unsecured debt rating, and at December 31, 1996, such fee was 0.06 percent per annum. The Letter of Credit Agreement contains certain financial covenants that require the Company to meet certain financial position and performance tests. In general, these financial covenants are identical to those contained in the Credit Agreement.
      6.75% SENIOR NOTES, DUE 2005. On December 15, 1995, the Company sold
$150 million of 6.75% Senior Notes, due December 15, 2005 (Notes). The Notes were issued at a price of 99.984 percent, which, after deducting underwriting discounts and commissions, resulted in net proceeds to the Company of approximately $149 million. Proceeds from the sale of the Notes were used to repay a portion of the outstanding indebtedness under the Credit Agreement. Interest on the Notes is payable semiannually on June 15 and December 15 of each year. The Notes represent general unsecured obligations of the Company, and are fully and unconditionally guaranteed on a joint and several basis by certain of the Company's wholly owned subsidiaries (collectively the Notes Guarantors), as defined in the associated indenture. Upon issuance, the Notes were priced based on the then existing yield for 10-year U.S. Treasury Notes (10-Year Base Treasury Rate) plus a spread based principally on the Company's credit rating. Prior to issuing the Notes, the Company entered into two separate transactions with two separate financial institutions, the effect of which was to lock in the 10-Year Base Treasury Rate at approximately 6.2 percent on the full $150 million face value of the Notes.
      7.625% SENIOR NOTES, DUE 2026. In October 1996, NGC sold $175 million of 7.625% Senior Notes (Senior Debentures). The Senior Debentures were issued at a price of 99.522 percent, which, after deducting underwriting discounts and commissions, resulted in net proceeds to the Company of approximately $173 million. The net proceeds from the sale of such Senior Debentures were used to repay a portion of the outstanding indebtedness under the Credit Agreement. Interest on the Notes is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997. The Senior Debentures are redeemable, at the option of the Company, in whole or in part from time to time, at a formula-based redemption price as defined in the associated indenture. The Senior Debentures represent general unsecured obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company's wholly owned subsidiaries (collectively the Senior Debenture Guarantors), also as defined in the associated indenture. Upon issuance, the Senior Debentures were priced based on the then existing yield for 30-year U.S. Treasury Notes (30-Year Base Treasury Rate) plus a spread based principally on the Company's credit rating. Prior to issuing the Senior Debentures, the Company entered into a transaction, the effect of which was to lock in the 30-Year Base Treasury Rate at approximately 7.0 percent on $150 million of the $175 million face value of the Senior Debentures.

      The wholly owned subsidiaries that have fully and unconditionally guaranteed, on a joint and several basis, the Notes are predominantly the same wholly owned subsidiaries that have fully and unconditionally guaranteed, on a joint and several basis, the Senior Debentures. Separate financial statements of each of the Notes Guarantors and Senior Debenture Guarantors have not been provided because management has determined that such information would not be material to investors as the aggregate assets, liabilities, earnings and equity of the Notes Guarantors, and the aggregate assets, liabilities, earnings and equity of the Senior Debenture Guarantors are each separately substantially equivalent to the Company's consolidated assets, liabilities, earnings and equity. The Company also has certain direct and indirect subsidiaries that are not guarantors of the Notes or the Senior Debentures (collectively Non-guarantor Subsidiaries). These Non-guarantor Subsidiaries, both individually and in the aggregate, are inconsequential to NGC (and its accounting predecessor, Clearinghouse) as of and for each of the three years in the period ended December 31, 1996.
      CHEVRON NOTE. As part of the Chevron Combination, NGC assumed approximately $283 million of indebtedness attributed to the assets acquired from Chevron. Approximately $128 million was paid to Chevron immediately following closing of the Chevron Combination. The remaining principal balance of approximately $155 million is payable to Chevron upon demand on or after August 31, 1998, and is referred to herein as the Chevron Note. The Chevron Note bears interest at 7.95 percent per annum, payable semiannually in arrears each February and August. Should Chevron choose not to demand payment of the Chevron Note, then principal plus accrued interest is payable in full on August 14, 2004. NGC has the right, at any time on or after August 31, 1998, to prepay in whole or in part the principal and accrued interest outstanding under the Chevron Note. There are no financial covenants associated with the Chevron Note. An unamortized premium balance of $3.9 million associated with the Chevron Note is being amortized using the interest method, resulting in an effective interest rate of 6.54 percent per annum.
      14% SENIOR SUBORDINATED NOTES, DUE 2001. The Senior Subordinated Notes represent Warren NGL, Inc.'s (Warren - formerly Trident NGL, Inc.) unsecured general obligations that mature on August 30, 2001, and bear interest at 14 percent per annum, payable semiannually in arrears each February and August. The indenture governing the Senior Subordinated Notes contains certain covenants that, among other things, require Warren to meet certain financial tests; limit the amount of capital expenditures, dividend payments and asset sales that can be made by Warren; and restrict the ability of Warren and its subsidiaries to incur additional indebtedness, create or permit liens and engage in certain transactions. Although Warren's net assets at December 31, 1996, approximated $386 million, management does not believe that the terms of the indenture materially restrict the ability of Warren to transfer funds to the Company given that Warren is both a Notes Guarantor and a Senior Debenture Guarantor, combined with the level of advances made by NGC to Warren. An unamortized premium balance of $8.2 million associated with the Senior Subordinated Notes is being amortized using the interest method, resulting in an effective interest rate of 9.6 percent per annum. Beginning in 1998, corresponding with the first call date, the Senior Subordinated Notes may be repurchased by the Company at an initial price of 107 percent of the principal amount, with such reacquisition price reducing as the notes mature.
      10.25% SUBORDINATED NOTES, DUE 2003. The Subordinated Notes represent Warren's unsecured general obligations that mature on April 15, 2003, and bear interest at the rate of 10.25 percent per annum, payable semiannually in arrears each April and October. The Subordinated Notes indenture contains similar covenants to those contained in the Senior Subordinated Notes indenture. An unamortized premium balance of $6.6 million associated with the Subordinated Notes is being amortized using the interest method, resulting in an effective interest rate of 9.02 percent per annum. Beginning in 1998, corresponding with the first call date, the Subordinated Notes may be repurchased by the Company at an initial price of 104.5 percent of the principal amount, with such reacquisition price reducing as the notes mature.
      Aggregate maturities of all long-term indebtedness are as follows:
1997-$0.3 million; 1998-$159.5 million; 1999-$0.3 million; 2000-$319.0 million; and 2001 and beyond-$509.8 million.

NOTE 8 - INCOME TAXES

The Company is subject to federal, foreign and state income taxes on its operations. Components of income tax provision (benefit) were:


                                                                                              Years Ended December 31,
                                                                                         --------------------------------------
($ in thousands)                                                                           1996            1995        1994
-------------------------------------------------------------------------------------------------------------------------------
Current tax expense                                                                     $  10,427        $     ---      $   990
Deferred tax expense (benefit)                                                             45,896          (27,471)       1,014
--------------------------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                                                          $  56,323        $ (27,471)     $ 2,004
===============================================================================================================================

      Included in the above table is a $45.7 million deferred tax benefit in 1995, resulting from book and tax bases differences associated with the technical termination of the Clearinghouse partnership resulting from the Trident Combination.
      Deferred income taxes are provided for the temporary differences between the tax basis of NGC's assets and liabilities and their reported financial statement amounts. Significant components of deferred tax liabilities and assets were:




                                                                                                        December 31,
                                                                                                -----------------------------------
($ in thousands)                                                                                    1996                 1995
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Clearinghouse partnership basis differential                                                  $    9,700         $  38,747
    Loss carryforward                                                                                 78,456            87,690
    Tax credits                                                                                       13,627             5,400
    Other                                                                                              9,383             4,450
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     111,166           136,287
Valuation allowance                                                                                      ---               ---
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     111,166           136,287
Deferred tax liabilities:
    Items associated with capitalized costs                                                          439,446           179,514
-----------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                        $  328,280         $  43,227
===================================================================================================================================

      Realization of the aggregate deferred tax asset is dependent on the Company's ability to generate taxable earnings in the future. No valuation allowance was established at December 31, 1996 and 1995, as management believes the aggregate deferred asset will be fully realized in the future.
      The income tax provision (benefit) for the years ended December 31, 1996, 1995 and 1994, was equivalent to effective rates of 33 percent, (42) percent and 5 percent, respectively. Differences between taxes computed at the U.S. federal statutory rate and the Company's reported income tax provision (benefit) were:


                                                                                            Years Ended December 31,
                                                                                -----------------------------------------------
($ in thousands)                                                                     1996              1995             1994
-------------------------------------------------------------------------------------------------------------------------------
Expected tax at U.S. statutory rate                                              $  59,376          $   22,832       $  15,437
State taxes                                                                          3,393               1,305             ---
Foreign tax benefit                                                                 (6,621)             (3,846)            ---
Clearinghouse partnership basis differential                                           ---             (45,736)            ---
Partnership income                                                                     ---              (2,174)        (13,433)
Other                                                                                  175                 148             ---
-------------------------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                                                   $  56,323          $  (27,471)      $   2,004
===============================================================================================================================

      At December 31, 1996, the Company had approximately $212 million of regular tax net operating loss carryforwards. The net operating loss carryforwards expire from 2006 through 2012. Certain provisions of the Internal Revenue Code place an annual limitation on the Company's ability to utilize tax carryforwards existing as of the date of the Trident Combination. Management believes such carryforwards will be fully realized prior to expiration.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

LITIGATION. On February 26, 1996, Apache Corporation (Apache) requested arbitration to resolve issues arising under a gas marketing contract (Contract) with Clearinghouse, pursuant to the arbitration provisions of such Contract. On February 26, 1996, Clearinghouse responded by denying Apache's claims, and by alleging several counterclaims of its own with respect to Apache's performance under the Contract. In connection with the arbitration proceedings, on April 9, 1996, Apache filed a lawsuit against Clearinghouse in the 55th Judicial District Court of Harris County, Texas (Court). In that lawsuit, Apache alleges that Clearinghouse is intentionally delaying the progress of the arbitration, and it requests relief, pursuant to the Texas General Arbitration Act, in the form of an order appointing a third arbitrator, compelling discovery and requiring Clearinghouse to assign certain contracts allegedly belonging to Apache. Clearinghouse filed a response to the lawsuit on May 6, 1996, asking that the Court dismiss Apache's application for relief or abate the suit pending resolution of all matters by the arbitration panel according to the terms of the Contract.
Clearinghouse also requested payment of all attorneys' fees and other litigation expenses incurred in responding to and defending the lawsuit. On September 18, 1996, the arbitration panel granted a revised discovery schedule which moved the hearing previously scheduled for December 1996, to April 7, 1997. On February 6, 1997, the arbitration hearing was further postponed until September 15, 1997. In the arbitration, and again in the lawsuit, Apache claims that it is entitled to actual damages in an undetermined amount in excess of $8 million, and punitive damages calculated by tripling the actual damages. Clearinghouse intends to vigorously defend the Apache suit and arbitration. Based on review of the facts and through consultation with outside counsel, NGC management believes the ultimate resolution of the Apache suit will not have a material adverse impact on the Company's financial position or results of operations, and that any payments eventually made in connection with the arbitration and/or lawsuit will be substantially less than the amount claimed.
      The Company assumed liability for various claims and litigation in connection with the Chevron Combination, the Trident Combination and in connection with the acquisition of certain gas processing and gathering facilities from Mesa Operating Limited Partnership. NGC believes, based on its review of these matters and consultation with outside legal counsel, that the ultimate resolution of such items, individually or in the aggregate, will not have a material adverse impact on the Company's financial position or results of operations. Further, the Company is subject to various legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.
      COMMITMENTS. A wholly owned subsidiary of NGC is committed to expend its respective share of the construction costs related to the Avoca storage project. Current cost estimates commit the Company to approximately $10 million of expenditures. NGC and NGC Holding Company, Inc. have guaranteed the commitment by the wholly owned subsidiary.
      A subsidiary of the Company is committed to contribute approximately
$62 million to Venice during 1997.
      A subsidiary of the Company is committed to contribute a total of $10 million to Indeck as its respective share of funds to be used for the acquisition of selected electric power generating facilities. At December 31, 1996, the Company had paid $3.9 million of this commitment.
      A subsidiary has guaranteed its pro rata share of the unfunded debt service reserve account of GCF. The obligation under the guarantee at December 31, 1996, assuming the subsidiary had to fund such obligation as of that date, approximated $2.5 million.
      OTHER COMMITMENTS. Minimum commitments in connection with office space, equipment, reservation charges under gas purchase and firm transportation contracts, and other leased assets by the Company are: 1997-$16.7 million; 1998-$10.5 million; 1999-$11.6 million; 2000-$11.1 million; and 2001 and beyond-$47.5 million. Rental payments made during 1996, 1995 and 1994 totaled $45.2 million, $24.9 million and $11.1 million, respectively.

NOTE 10 - CAPITAL STOCK

The Company has authorized capital stock consisting of 450,000,000 shares, of which 50,000,000 shares, $0.01 par value per share, are designated preferred stock, and 400,000,000 shares, $0.01 par value per share, are designated common stock.
      PREFERRED STOCK. The Company's preferred stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences, rights, qualifications, limitations and restrictions, thereof as described in the Company's Certificate of Incorporation. In order to provide for issuance of preferred shares, pursuant to the terms of the Chevron Combination, 8,000,000 shares of preferred stock were designated during 1996 as Series A Preferred, of which 7,815,363 shares were issued effective September 1, 1996.
      Except as provided by law, the holders of the Series A Preferred have no voting rights, and such shares are not redeemable. At the holder's option, each share of the Series A Preferred may be converted, subject to certain adjustments and certain defined conditions precedent, into one share of common stock. Such shares have certain preferences, as defined, in the event of liquidation or dissolution of NGC, over all stock having a junior ranking. Subject to certain anti-dilutive adjustments, as defined, the holders of the Series A Preferred are entitled to receive dividends or distributions equal per share in amount and kind to any dividend or distribution payable on shares of the Company's common stock, when and as the same are declared by the Company's Board of Directors out of funds legally available therefor and paid to the holders of the Company's common stock.
      Beginning in the third quarter of 1996, the Company has paid quarterly cash dividends on the Series A Preferred of $0.0125 per share, or $0.05 per share on an annual basis.
      COMMON STOCK. At December 31, 1996, there were 149,846,503 shares of common stock issued and outstanding. NGC pays quarterly cash dividends on common stock of $0.0125 per share, or $0.05 per share on an annual basis.
      Effective September 1, 1996, the Company issued 38,623,210 shares of common stock to Chevron pursuant to terms of the Chevron Combination.
      On February 29, 1996, a determination was made with regard to the 5,461,538 contingent shares distributable to the former owners of the partners of Clearinghouse (Clearinghouse Owners) and the former shareholders of Holding (Trident Shareholders), pursuant to the terms of the Trident Combination. Such shares were allocated in a ratio of 17 percent to the Trident Shareholders and 83 percent to the Clearinghouse Owners.
      STOCK WARRANTS. At December 31, 1996, the Company had warrants outstanding that entitle the holder thereof to purchase an aggregate 6,228 shares of common stock at an exercise price of $8.13 per share. The warrants expire in October 2003.
      STOCK OPTIONS. Each option granted is valued at an option price that ranges from $2.03 per share to the fair market value per share at date of grant. The difference between the option price and the fair market value, if any, of each option on the date of grant is recorded as compensation expense over a vesting period. Options granted at prices below fair market value do not become exercisable until the fifth anniversary date of the date of grant, at which time they became fully exercisable. Options granted at market value vest and become exercisable ratably over a three-year period. Compensation expense related to options granted totaled $2.8 million, $1.6 million and $1.5 million for the years ended December 31, 1996, 1995 and 1994, respectively. Stock option transactions for 1996 and 1995 were:

                                                                            Years Ended December 31,
                                                          --------------------------------------------------------------
                                                                      1996                           1995
------------------------------------------------------------------------------------------------------------------------
                                                                             Option                      Option
                                                             Shares           Price       Shares          Price
                                                          --------------------------------------------------------------
Outstanding at beginning of year                          12,614,515     $ 2.13 -- $ 9.38  11,918,090   $ 2.13 -- $ 5.95
Options arising from Trident Combination                         ---                  ---   1,467,500     6.40 --   8.64
Granted                                                    1,841,851       2.03 --  18.75   1,644,578     5.95 --   9.38
Exercised                                                   (736,520)      2.03 --   9.38  (1,451,633)    2.13 --   8.64
Canceled or expired                                         (312,636)      2.03 --   9.38    (964,020)    2.13 --   5.95
Other, contingent share issuance                             512,638       2.03 --   8.13         ---                ---
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                13,919,848     $ 2.03 -- $18.75  12,614,515   $ 2.13 -- $ 9.38
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                   469,208     $ 2.03 -- $ 9.38     271,969   $ 6.40 --  $8.81
------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
    options granted during the year at market                                  $15.30                        $18.00
Weighted average fair value of
    options granted during the year below market                               $21.38                        $19.50
========================================================================================================================

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in both 1996 and 1995: dividends of $0.05 per year; expected volatility of 43.3 percent; risk-free interest rate of 5.9 percent and an expected life of 10 years. The Company accounts for its stock option plan in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share
(EPS) would have approximated the following pro forma amounts for the years ended December 31, 1996 and 1995, respectively:


                                                                             Years Ended December 31,
                                                        --------------------------------------------------------------
($ in thousands, except per share data)                              1996                            1995(1)
----------------------------------------------------------------------------------------------------------------------
                                                          Net                  Earnings          Net       Earnings
                                                          Income               Per Share        Income     Per Share
                                                        --------------------------------------------------------------
Pro forma amounts                                       $ 107,580              $ 0.79          $ 43,570      $ 0.39
======================================================================================================================

(1) 1995 pro forma net income and per-share data exclude the effect of a tax benefit of $45.7 million related to the Trident
Combination and includes an incremental statutory federal and state income tax provision applied to Clearinghouse's partnership income for the period prior to the effective date of the Trident Combination.

      As allowed by the transitional disclosure requirements of SFAS No. 123, the preceding pro forma net income and pro forma EPS amounts do not include the impact, if any, of applying the accounting methodology of SFAS No. 123 to options granted prior to January 1, 1995. As a result, the impact of compensation cost included in the pro forma net income and EPS amounts for the years ended December 31, 1996 and 1995, respectively, may not be indicative of amounts to be expected in future periods.

NOTE 11 - EMPLOYEE COMPENSATION, SAVINGS AND PENSION PLANS

ABOVE BASE INCENTIVE COMPENSATION PLAN. NGC has an Above Base Incentive Compensation Plan (ABICP) to reward employees based on NGC's annual operating income, as defined in the ABICP. Specific awards are at the discretion of the Compensation Committee of the Board of Directors (Compensation Committee).
The ABICP was amended January 1, 1994, to provide for payment of no less than 10 percent, but not greater than 15 percent, of operating income, as defined.
      PROFIT-SHARING/401(K) SAVINGS PLAN. Effective May 1, 1989, the Company established the NGC Profit-Sharing/401(k) Savings Plan (Plan). The Plan meets the requirements of Section 401(k) of the Internal Revenue Code, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan and related trust fund are established and maintained for the exclusive benefit of participating employees of NGC. All eligible employees may participate in the Plan, and employee contributions are matched dollar-for-dollar for the first 5 percent of compensation, subject to Company performance. Employees vest in the Company's contributions ratably over four years. The Company also makes profit-sharing contributions to employees' accounts, regardless of their participation in the Plan, in an amount equal to 5 percent of the employees' annual base salary. At the discretion of the Compensation Committee, an additional profit-sharing contribution of 5 percent may be awarded (referred to as Discretionary Profit-Sharing Contribution). Company matching contributions to the Plan and Discretionary Profit-Sharing Contributions are made in Company common stock. During the years ended December 31, 1996, 1995 and 1994, NGC (or its accounting predecessor, Clearinghouse) recognized aggregate costs related to the Plan and the profit-sharing contributions of $5.3 million, $4.4 million and $3.8 million, respectively.
      PENSION PLAN. Prior to the Trident Combination, Holding had adopted a noncontributory defined benefit pension plan, and such plan remains in existence at December 31, 1996. The Trident NGL, Inc. Retirement Plan (Retirement Plan) is a qualified plan under the Internal Revenue Service regulations, and all full-time hourly employees of Trident were eligible for participation in the Retirement Plan. Benefits are based on years of service and final average pay, as defined in the Retirement Plan document.
Contributions to the Retirement Plan in 1996 and 1995 totaled $1.1 million and $1.1 million, respectively, representing the minimum amount required by federal law and regulation. The Retirement Plan's funded status and amount recognized in NGC's balance sheet at December 31, 1996 and 1995, were:


                                                                                                        December 31,
                                                                                                -------------------------------
($ in thousands)                                                                                       1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation, including vested
    benefits of  $4.8 million and $3.9 million in 1996 and 1995, respectively                     $    5,320         $  4,381
===============================================================================================================================
Projected benefit obligation                                                                      $    8,908         $  7,773
Plan assets                                                                                           (6,031)          (4,395)
-------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                                  2,877            3,378
Unrecognized net gain from past experience
    different from that assumed                                                                        3,090            2,825
-------------------------------------------------------------------------------------------------------------------------------
Pension liability                                                                                 $    5,967         $  6,203
===============================================================================================================================

      Current-year pension expense is based on measurements of the projected benefit obligation and the market-related value of the Retirement Plan assets as of the end of the year. The projected benefit obligation at December 31, 1996, was based on a discount rate of 7.75 percent and an average long-term rate of compensation growth of 3.5 percent. The expected long-term rate of return on the Retirement Plan assets was estimated at 8.0 percent.
      The components of net pension expense for the Retirement Plan were:



                                                                                                Years Ended December 31,
                                                                                      ----------------------------------------
($ in thousands)                                                                            1996                     1995
-------------------------------------------------------------------------------------------------------------------------------
Service cost benefits earned during period                                               $  660                     $   712
Interest cost on projected benefit obligation                                               602                         523
Expected return on plan assets                                                             (376)                       (144)
Termination benefits                                                                        ---                         433
Amortization of unrecognized gain                                                          (110)                        (55)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                                $  776                     $ 1,469
===============================================================================================================================

NOTE 12 - RELATED PARTY TRANSACTIONS

The Company is a leading North American marketer of natural gas, natural gas liquids, crude oil and electric power. NGC is also engaged in natural gas gathering, processing and transportation activities, and has joint ventures in Canada and the United Kingdom which expand NGC's operations geographically. The Company routinely transacts business directly or indirectly with three of its significant stockholders: Chevron; Nova Corporation (NOVA), an Alberta, Canada company; and British Gas plc (British
Gas), a United Kingdom company, each of which own approximately 26 percent of the outstanding shares of the Company's common stock. Chevron holds all of the outstanding shares of the Series A Preferred.
      Transactions between the Company and Chevron result principally from the ancillary agreements described previously in Note 2. Transactions between NGC and NOVA, primarily result from purchases and sales of natural gas between NGC, NOVA and NCL. Transactions between NGC and British Gas are limited to the operations of Accord which transacts business with subsidiaries of British Gas for the purchase and sale of natural gas and crude oil. It is management's opinion that these transactions are executed at prevailing market rates. During the years ended December 31, 1996, 1995 and 1994, the Company recognized in revenues and cost of aggregate sales to, and aggregate purchases from, these significant stockholders of $286.7 million and $1.1 billion; $2.3 million and $152.6 million; and $20.9 million and $218.9 million, respectively, resulting from the direct or indirect relationships.
      Effective June 1, 1995, NGC entered into a service agreement with NCL whereby NGC Futures, Inc. (NGCF), a wholly owned subsidiary of NGC, provides NCL and its affiliates natural gas marketing and risk-management services. As a result, NGC shares disproportionately in NCL's economic returns resulting from the services provided. For the year ended December 31, 1995, NGC, in addition to its share of equity in the earnings of NCL, recognized $6.8 million of pre-tax earnings related to services rendered NCL by NGCF. No amounts were recognized in 1996 related to services rendered by NGCF to NCL.
      During 1994, Clearinghouse received notes from several employees totaling $1.5 million. At December 31, 1994, $0.3 million of the original notes issued remained outstanding. The notes were paid in full during 1995.

NOTE 13 - SEGMENT INFORMATION


Operating segment information for 1996, 1995 and 1994 is presented below. NGC's activities outside the United States are limited to the operations of NCL and Accord, which are discussed in Note 6 - Unconsolidated Affiliates.

                                                        -----------------------------------------------------------------------
                                                                                  Natural
                                                               Natural          Gas Liquids,
                                                               Gas and           Crude Oil        Corporate
                                                                Power             and Gas            and
($ in thousands)                                              Marketing         Transmission      Eliminations    Total
--------------------------------------------------------------------------------------------------------------------------------
1996 Summary Data:
    Unaffiliated revenues                                   $   4,422,838       $ 2,837,353        $        11       $ 7,260,202
    Intersegment revenues                                          80,954           242,297           (323,251)              ---
--------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                              4,503,792         3,079,650           (323,240)        7,260,202
--------------------------------------------------------------------------------------------------------------------------------
    Operating margin                                              103,624           265,876                ---           369,500
    Depreciation and amortization                                   3,667            67,513                496            71,676
    Equity in earnings of unconsolidated affiliates                20,696             7,379                ---            28,075
    Identifiable assets                                         2,117,136         3,272,014         (1,202,340)        4,186,810
    Capital expenditures(1)                                         2,860           818,384              6,928           828,172
================================================================================================================================

(1) Amounts include the value assigned assets acquired in the Chevron Combination.

                                                        -----------------------------------------------------------------------
                                                                                  Natural
                                                               Natural          Gas Liquids,
                                                               Gas and           Crude Oil        Corporate
                                                                Power             and Gas            and
($ in thousands)                                              Marketing         Transmission      Eliminations    Total
--------------------------------------------------------------------------------------------------------------------------------
1995 Summary Data:
    Unaffiliated revenues                                   $   2,423,136       $ 1,242,810        $       ---      $  3,665,946
    Intersegment revenues                                          36,629            81,472           (118,101)              ---
--------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                              2,459,765         1,324,282           (118,101)        3,665,946
--------------------------------------------------------------------------------------------------------------------------------
    Operating margin                                               63,746           130,914                ---           194,660
    Depreciation and amortization                                   2,092            42,625                196            44,913
    Equity in earnings of unconsolidated affiliates                19,164             1,896                ---            21,060
    Identifiable assets                                           915,972         1,460,204           (500,924)        1,875,252
    Capital expenditures(2)                                         5,070           956,110              2,966           964,146
================================================================================================================================
(2) Amounts include the value assigned assets acquired in the Trident Combination.


                                                        -----------------------------------------------------------------------
                                                                                  Natural
                                                               Natural          Gas Liquids,
                                                               Gas and           Crude Oil        Corporate
                                                                Power             and Gas            and
($ in thousands)                                              Marketing         Transmission      Eliminations    Total
--------------------------------------------------------------------------------------------------------------------------------
1994 Summary Data:
    Unaffiliated revenues                                   $   3,231,343       $     6,500        $       ---      $  3,237,843
    Intersegment revenues                                           3,502            80,284            (83,786)              ---
--------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                              3,234,845            86,784            (83,786)        3,237,843
--------------------------------------------------------------------------------------------------------------------------------
    Operating margin                                               78,410            20,716                ---            99,126
    Depreciation and amortization                                   2,570             5,808                ---             8,378
    Equity in earnings of unconsolidated affiliates                 3,803               ---                ---             3,803
    Identifiable assets                                           527,353           118,118                ---           645,471
    Capital expenditures                                            4,055            32,397                ---            36,452
================================================================================================================================

NOTE 14 - SUBSEQUENT EVENTS

On February 18, 1997, NGC announced that it had signed a merger agreement to acquire Destec Energy, Inc. (Destec), a leading independent power producer
(IPP), in a deal valued at $1.27 billion, or $21.65 per share of Destec common stock. Simultaneous with this acquisition, NGC will sell Destec's international facilities and operations to The AES Corporation for $407 million, inclusive of cash and monetizable assets. NGC intends to finance the transaction with interim financing provided by commercial banks from its existing bank-credit group and existing cash. The balance of the interim financing is expected to be retired from a combination of sales of nonstrategic Destec assets within six to 12 months of closing the merger, long-term debt and a common and/or preferred stock issuance. Destec currently operates 20 power generation facilities in key energy markets across the United States, as well as five international projects.
      On January 1, 1997, the Company divested itself of the Mont Belvieu I fractionator in accordance with an agreement reached with the FTC related to the Chevron Combination. The Company realized a small after-tax gain in 1997 relating to the sale.
      In October 1996, the Company and NOVA announced their intention to restructure the companies' Canadian natural gas operations. Under the agreement, NGC will assume full control of NCL's gas and gas liquids marketing businesses. NGC and NOVA will pursue separate midstream asset businesses in Canada, with NOVA assuming full ownership of NCL's existing gathering and processing businesses. This restructuring may also result in amendments to, or termination of, various agreements between NCL and the Company or NOVA, including their respective affiliates. NOVA will also own 100 percent of Pan-Alberta, which is currently a subsidiary of NCL. NGC will operate its Canadian operations under the name of NGC Canada, Inc. The transaction is expected to close by April 30, 1997.
      In early 1997, British Gas completed a restructuring with Centrica plc (Centrica) being demerged from British Gas and British Gas being renamed BG plc (BG). Centrica became the Company's joint venture partner in Accord, while BG now holds the approximate 26 percent interest in NGC's common stock formerly held by British Gas.
      Effective March 2, 1997, Centrica and the Company signed an agreement in which they stated their intent to restructure Accord by converting certain common stock interests in Accord to participating preferred stock interests. After closing, which is expected to occur in the second quarter of 1997, Centrica and the Company will own 75 percent and 25 percent, respectively, of the participating preferred stock of Accord. The participating preferred stock will have (a) the right to receive cumulative dividends on a priority to other corporate distributions by Accord, and (b) limited voting rights. In addition, Centrica will have the option to purchase the Company's participating preferred stock interest at any time after July 1, 2001, and the Company will have the right to acquire Centrica's participating preferred interest during the period from January 1, 2001, through March 1, 2001, at formula-based prices as defined in the agreement. As part of the reorganization, NGC UK will assume control of Accord's existing crude oil marketing business. The restructuring is contingent upon certain U.K. regulatory approvals.

NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the Company's unaudited quarterly financial information for the years ended December 31, 1996 and 1995.




                                                                             Quarters Ended
                                            ---------------------------------------------------------------------------------
                                              March 31,            June 30,          September 30,      December 31,
($ in thousands, except per share data)         1996                 1996                 1996             1996
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                     $  1,647,123          $  1,163,151      $  1,495,482      $  2,954,446
Operating margin                                   90,082                51,995            82,311           145,112
Income before income taxes                         46,621                17,224            31,854            73,946
Net income                                         30,328                13,838            21,452            47,704
Net income per share                                 0.26                  0.12              0.16              0.28
=============================================================================================================================


                                                                           Quarters Ended
                                            ---------------------------------------------------------------------------------
                                              March 31,            June 30,          September 30,      December 31,
($ in thousands, except per share data)         1995                 1995                 1995             1995
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                     $    802,944          $    841,028      $    944,229      $  1,077,745
Operating margin                                   31,486                43,399            56,963            62,812
Income before income taxes                         11,747                 6,162            22,386            24,939
Net income                                         55,274                 4,873            14,608            17,950
Net income per share (1)                             0.07                  0.04              0.13              0.15
===============================================================================================================================
(1) Net income used to compute pro forma earnings per share for the first quarter of 1995 reflects incremental statutory federal and state income tax provisions applied to Clearinghouse's partnership income. The incremental tax provision represents an estimate of the aggregate federal and state income taxes that would have been provided had Clearinghouse been a taxpaying entity during the respective accounting period.